As filed with the Securities and Exchange Commission on October 16, 2008
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

PLANET BEACH FRANCHISING CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	7299	72-1343492
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5145 Taravella Road, Marrero, Louisiana 70072
(504) 361-5550
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen P. Smith Planet Beach Franchising Corporation 5145 Taravella Road, Marrero, Louisiana 70072 (504) 361-5550	Copies to: Louis A. Bevilacqua, Esq. Joseph R. Tiano, Esq. Thelen LLP 701 8th Street, N.W., Washington, D.C. 20001 (202) 508-4000
(Names, addresses and telephone numbers of agents for service)

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☐	(Do not check if smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common stock, $0.0001 par value	6,000,000	$0.50	$3,000,000	$117.90

(1) In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended. Management considered the total number of shares outstanding post offering, estimated market capitalization, forward looking net income and targeted price-to-earnings ratio to determine the offering price per share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

Subject to completion, dated October 16, 2008

PLANET BEACH FRANCHISING CORPORATION

6,000,000 Shares of Common Stock

$0.50 Per Share

We intend to sell up to 6,000,000 shares of our common stock. This is our initial public offering. There is no minimum amount of shares that must be sold, no arrangements have been made to place funds in escrow, trust or deposit account for investor funds, and the proceeds may be utilized by us at our discretion. As there is no minimum number of shares that must be sold, the proceeds of the offering may be $0 up to $3,000,000. The offering is being self-underwritten through our officers and directors.

	Offering Price	Commissions	Proceeds to the Company
Per Share	$0.50	$0	$0.50
Total	$3,000,000	$0	$3,000,000

This offering will terminate on either (i) the date on which all 6,000,000 shares are sold, (ii) 12 months from the date of this prospectus, or (iii) upon the order of our board of directors.

Our common stock is not listed on any principal market, nor is it quoted on any securities quotation system. Therefore, there is no reported sales price per share of our common stock as of the date of this prospectus.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is ________2008.

TABLE OF CONTENTS

SUMMARY	1
RISK FACTORS	9
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	15
USE OF PROCEEDS	16
DETERMINATION OF OFFERING PRICE	16
DIVIDEND POLICY	16
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	17
CORPORATE STRUCTURE AND HISTORY	30
OUR BUSINESS	31
MANAGEMENT	41
EXECUTIVE COMPENSATION	43
TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS; CORPORATE GOVERNANCE	44
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	46
DESCRIPTION OF CAPITAL STOCK	46
SHARES ELIGIBLE FOR FUTURE SALE	48
PLAN OF DISTRIBUTION	49
LEGAL MATTERS	50
EXPERTS	50
WHERE YOU CAN FIND MORE INFORMATION	50

You should only rely on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover, but the information may have changed since that date.

i

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements, the notes thereto and matters set forth under “Risk Factors.”

Overview

We are the largest full-service tanning and automated day spa franchisor in the U.S. We grant franchises for stores operating under the “Planet Beach” name. As of September 15, 2008, we had 387 full-service tanning salon and automated day spa franchises located in 41 different states, Canada and Australia. In addition, we have master licenses awarded and spas under development in South Africa, United Kingdom and Ireland. Our franchises offer our customers a unique experience by providing high quality tanning services along with our automated day spa services. Our franchises offer ultra violet light tanning, spray tanning, spa services, nutritional and health services and products and other skin care products.

We grant development territories to area representatives for a territory development fee. These development territories are geographic regions within which area representatives are entitled to sell, train, supply support and provide guidance to franchisees in the area. Area representatives are independent contractors who utilize the Planet Beach name, mark, business system, support, guidance and materials to sell additional franchises and support our franchisees. Area representatives are compensated by us for their services to our franchisees through the payment to them of a percentage of the total royalty that we receive from our franchisees. Area representatives also earn commissions on sales of new franchises and transfers of existing franchise locations within the area representative’s territory.

For the six months ended June 30, 2008, we had revenues of $14.7 million compared to revenues of $13.5 million for the six months ended June 30, 2007, an increase of $1.2 million or 8.9%. Our net income for the six months ended June 30, 2008 has increased $36,000 to $270,000 from $234,000 in net income during the six months ended June 30, 2007.

Our Industry

Since its inception in the 1970’s, the indoor tanning industry has grown substantially according to the Indoor Tanning Association. The total number of indoor tanning facilities is estimated to be 25,000 worldwide with 10% of the United States population visiting an indoor tanning facility annually, equating to approximately 30 million people. In the U.S., tanning is used for both cosmetic and therapeutic purposes. Traditionally, the tanning industry’s target market consists of upper middle class 18-40 year old females with a secondary male market. According to the Indoor Tanning Association, in the United States it is estimated that patrons of tanning facilities spend approximately $5 billion annually on products and services.

According to the International SPA Association’s Spa Industry Statistics 2007, the spa industry recognized revenues of $9.4 billion with $5.3 billion realized in the day spa sector alone. In addition, the 2007 Spa Industry Statistics reports that there are 14,615 spas in the U.S. The spa industry is separated into six categories: day spas, resort and hotel spas, medical spas, club spas, mineral spas, and destination spas. Of the 14,615 spas in the U.S., 11,736 or approximately 80% are considered to be day spas, which are primarily spas in which patrons pay for massages, facials or body treatments, and then leave the premises following the services. Destination, hotel and resort spas are mainly for people who stay overnight. According to these descriptions, we fall into the day spa category; the largest spa sector. Approximately 110 million day spa visits were reported in 2007.

We have combined the tanning and day spa industries into a single category, which we coined as the “Contempo Spa”. As a result of combining the tanning and spa industries, our target market has expanded to include 18-54 year old males and females. We believe that our market totals more than 80 million people, roughly 26% of the total U.S. population. Our franchises seek to capitalize on both segments of the industry by offering a wide variety of services and products. With the introduction of nutritional and holistic skin care lines, as well as our ability to re-brand ourselves as a Contempo Spa, we have successfully placed ourselves into the wellness industry: an industry, according to Paul Zane Pilzer’s The Next Trillion, currently experiencing $200 billion in revenue and expected to exceed $1 trillion within 10 years.

Our Competitive Strengths

We believe that we have the following competitive strengths in our industry that allow us to compete effectively:

•
Brand Market Differentiation. We have combined traditional indoor tanning and traditional day spas to form the Contempo Spa. No other franchise in the U.S. uses our business model. The traditional tanning and spa industries remain competitive with us. However, we have broadened our market from the traditional tanning salon by adding automated spa treatments.

•
Use of Automated Spa Equipment Reduces our Labor Costs. Through the use of automated/non-attended spa services, our franchisees are able to reduce labor costs because no staff members need be present during spa treatments. In addition, we believe that the use of automated spa equipment is attractive to an expanded client base that desires time sensitive, private and consistent services.

•
Our Convenient Locations Help to Increase Our Customer Base. We desire to become the “neighborhood spa” for our customer base by positioning our franchisee-owned outlets mainly in larger urban area shopping centers. We believe our outlets are well positioned to attract the demographic of customers that is most likely to patronize tanning salons or day spas.

•
Our Membership Based Revenue Model Provides us with a Consistent Revenue Stream. We are primarily a membership based service business. Our franchisees charge a monthly membership fee for different service offerings. Members can choose from different service levels, some of which include just tanning while others include tanning, automated spa treatments and access to on line personalized wellness recommendations. At the higher service levels, members receive reciprocation rights that allow them to visit any of our spa locations without paying any additional fee. This membership model creates a recurring, stable and non-seasonal revenue stream for us as compared to some of our competitors who charge for their services on an individual basis.

•
Capacity for Growth. We intend to reach new and existing customers by increasing our sales network and increasing the number of our franchisee-owned outlets both domestically and internationally. Over the last decade we have developed a proven infrastructure that can now be leveraged to increase our outlet base domestically and serve as a model for our international outlet growth. This infrastructure is expected to help us to effectively manage rapid growth without the need to hire significant additional employees.

•	Experienced Management Team. Our management team has significant experience in the tanning and spa industries and has extensive experience in growing brands and in the retail environment.

Our Growth Strategy

We are committed to enhancing profitability and cash flows through the following strategies:

•
International Expansion. We have already accepted deposits or entered into master franchisor agreements with master franchisors in Ireland, Northern Ireland, United Kingdom, South Africa, and the Canadian provinces of Ontario, Alberta, British Columbia, Manitoba, and Saskatchewan. These contracts provide our master franchisors with the right to grant Planet Beach franchises in their assigned geographic region. The master franchisors develop their own franchise infrastructure in their assigned geographic areas. For example, the master franchisors are required directly, or through area representatives that they appoint, to sell, train, supply support and provide guidance to franchisees in their assigned areas. We are entitled to a master franchise fee upon the appointment of the master franchisor, and additional fees or royalties upon the sale of franchises and the revenues generated by franchise outlets in the assigned area. We plan to further expand our brand to other provinces in Canada, and Australia, as well as other countries in Europe, South America, Central America, Middle East and Asia.

•
Conversion of Independent Tanning Salons. Our franchisees, area representatives and internal staff are encouraged to identify independent tanning salons that could be converted into Planet Beach Contempo Spa locations. Since these existing locations are already configured as salons, they can easily be converted to accommodate the Contempo Spa structure. Also, since the tanning salon is already operating, there is a built in potential customer base that can positively affect outlet profitability. In addition, a typical conversion can be effected much more quickly and less costly than the opening of a new location since it is a remodel instead of an initial build out and the lease for the spa premises is already in place.

•
Increased Sales Through Multiple Store Openings. Increasing the number of total Contempo Spas will generally increase our fee and royalty revenues. In order to increase the number of total Contempo Spa locations, we provide economic incentives to our franchisees that encourage them to become multi-unit owners. For example, our franchise agreements charge lower license fees for the second, third and additional units than they do for the license relating to the initial unit. Our franchisees also benefit by having multiple store locations as they gain efficiencies through their experiences with multiple locations and they achieve economies of scale. Having more locations also helps us to achieve greater visibility and gives us greater brand awareness.

•
Increased Sales Network. We have recently expanded the duties of our senior sales executives to coordinate our area representatives, to assist with franchise sales by organizing promotional seminars, to ensure that the area representatives achieve their development targets and to ensure that the Contempo Spas in their areas are running efficiently and achieving maximum sales potential. We believe that by focusing on the performance of our area representatives we will be able to increase their performance, the performance of our franchisees and ultimately the level of fee and royalty income that we receive.

•
Same Store Sales. We seek to increase same store royalty streams and direct product sales by offering customers new add on products and services such as nutrition, holistic and skincare products and wellness services. For example, in the fourth quarter of fiscal year 2008, we intend to roll out a new wellness service that provides our customers personal meal planning. This service is provided conveniently on-line via our website and the meal plans are produced by a registered dietician. A recommendation of nutritional supplements based on their individual wellness goals will also be part of the service. These value added products and services are a way for us to generate additional royalty revenues from our existing locations.

•
Using Strategic Alliances to Increase Franchise Locations. We plan to form informal strategic alliances with synergistic businesses like gyms. The plan is to offer gyms and similar businesses a license to open up a Planet Beach franchise within their existing location. By opening up franchises in gyms and other businesses that have an existing client base, we believe that we will be able to more easily target that established client base. We believe that by opening franchises within gyms and other similar locations we can also increase our brand awareness by exposing the existing client base to the tanning and automated spa services that we offer.

Risk Factors

Our ability to successfully operate our business and achieve our goals and strategies is subject to numerous risks, as discussed more fully in the section titled “Risk Factors,” including for example:

•	difficulty in servicing our debt;

•	inability to obtain additional capital;

•	non-compliance with required internal controls for financial reporting;

•	the seasonal nature of our business;

•	the ability to effectively manage rapid growth and meet customer demands;

•	the high level of competition in our industry;

•	the inability to respond timely to changing tanning and day spa trends;

•	the possibility of losing key members of our senior management;

•	the instability of foreign trade policies harming our international operations;

•	the inability to protect our trademarks and other propriety rights;

•	the inability to attract qualified franchisees;

•	harmful actions of our business partners and suppliers damaging our reputation;

•	adverse public or medical opinions regarding our services; and

•	adverse or changed public perception.

Any of the above risks could materially and adversely affect our business, financial position and results of operations. An investment in our common stock involves risks. You should read and consider the information set forth in “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Corporate Information

We were initially incorporated on September 26, 1996, under the laws of the State of Louisiana. On March 25, 2008, we reincorporated under the laws of the State of Nevada by merging our predecessor Louisiana corporation into its newly-formed, wholly-owned Nevada subsidiary. In conjunction with the reincorporation, authorized common stock was increased from 15 million to 100 million shares, and the par value decreased from $.001 to $.0001 per common share. In addition, 10 million shares of preferred stock having a par value of $.0001 per share were authorized for issuance. Furthermore, on September 15, 2008, the board of directors of the Company approved and effected a 3.25 for 1 forward stock split of the corporation’s outstanding common stock by way of declaring a stock dividend.

Our wholly-owned subsidiary, Planet Beach International, LLC or Planet Beach International, was formed on October 29, 2007 as a Louisiana limited liability company. Planet Beach International offers master franchises internationally.

Our wholly-owned subsidiary, Planet Beach Real Estate, LLC, or Planet Beach Real Estate, was formed on February 1, 2002 as a Louisiana limited liability company. Planet Beach Real Estate was established to facilitate leasing arrangements between property owners and franchisees.

Our wholly-owned subsidiary, Planet Beach Franchising, LLC, or Planet Beach Franchising, was formed on August 20, 1998 as a Louisiana limited liability company. Planet Beach Franchising is no longer engaged in business in any capacity. From August 1998 until June 1999, Planet Beach Franchising sold 13 franchises of the type currently being sold by us. We have assumed the obligations of Planet Beach Franchising under the outstanding franchise agreements that it is a party to, and all renewals will be directly through us.

We license all of our material trademarks from an affiliated company called Planet Beach Brands, LLC. Planet Beach Brands is owned by Stephen P. Smith, our controlling stockholder, chairman, chief executive officer and president. Under our license from Planet Beach Brands we can use the trademarks for our business, including the sublicensing of the trademarks to our franchisees.

The address of our principal executive office is 5145 Taravella Road, Marrero, Louisiana 70072, and our telephone number is (504) 361-5550. We maintain a website at www.planetbeach.com that contains information about our Company, but that information is not part of this prospectus.

Conventions

In this prospectus, unless indicated otherwise, references to

•
“Planet Beach,” “the Company,” “we,” “us,” or “our,” are references to the combined business of Planet Beach Franchising Corporation and its wholly-owned subsidiaries, Planet Beach International, Planet Beach Real Estate, and Planet Beach Franchising, but do not include the stockholders of Planet Beach Franchising Corporation.

•	“U.S. dollars,” “dollars,” “USD” and “$” refer to the legal currency of the United States.

The Offering

Common stock offered by us	6,000,000 shares. This number represents 14.74% of our current outstanding common stock (1)

Public offering price of shares being offered by us	$0.50 per share

Offering period	This offering period will expire on either (i) the date on which all 6,000,000 shares are sold, (ii) 12 months from the date of this prospectus, or (iii) upon the order of our board of directors

Common stock outstanding before the offering	40,708,249 shares.

Common stock outstanding after the offering, assuming all 6,000,000 shares are sold.	46,708,249 shares.

Proceeds to us
We intend to use all of the net proceeds of this offering for general corporate and working capital purposes, international and domestic expansion, spa performance, and new products and services development, including nutrition, holistic, and skincare products and wellness services.

Risk factors	You should read “Risk Factors” for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.

(1)	Based on 40,708,249 shares of common stock outstanding as of September 15, 2008.

Summary Consolidated Financial Information

The following table summarizes selected financial data regarding our business and should be read in conjunction with our consolidated financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The financial statement data as of and for each of the fiscal years ended December 31, 2007 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The financial statement data as of and for the six months ended June 30, 2008 and 2007 have been derived from our unaudited condensed consolidated financial statements included in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that our management considers necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods presented.

	Year Ended December 31,		Six Months Ended June 30,
	2007	2006	2008	2007
	(Amounts in Thousands)		(Amounts in Thousands)

Operating revenues	26,431	26,738	14,747	13,586

Operating expenses	26,631	26,534	14,396	13,248

Operating income (loss)	(200)	204	351	338

Other income (expense)	(116)	(1)	(81)	(104)

Income taxes (benefit)	(5)	82	_	_

Net income (loss)	(311)	121	270	234

BALANCE SHEET DATA:

Working capital	93	(605)	158	45

Current assets	4,166	3,818	4,475	3,561

Total assets	6,760	6,393	7,645	6,449

Current liabilities	4,073	4,423	4,317	3,516

Total liabilities	6,666	5,931	7,363	5,731

Stockholders’ equity	94	462	282	718

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In that case, the value of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We have a significant amount of long-term debt, which could have important negative consequences to us.

We have a significant amount of long-term debt. As of December 31, 2007, we had, on a consolidated basis, approximately $2.4 million principal amount of fixed-rate indebtedness outstanding. During the first quarter of 2008, we increased the total amount of long-term debt to $3.1 million by converting accounts payable into long-term debt. Our substantial indebtedness could have important consequences, including:

•	increasing our vulnerability to adverse general economic and industry conditions and adverse changes in governmental regulations;

•	limiting our ability to obtain additional financing to fund capital expenditures and other general corporate requirements;

•
requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures or other general corporate purposes;

•	limiting our flexibility in planning for or reacting to changes in our business and the industry in which we operate; and

•	placing us at a competitive disadvantage compared to our less leveraged competitors.

Our ability to pay interest on our indebtedness and to satisfy our other debt obligations will depend upon, among other things, our future operating performance and cash flow and our ability to refinance indebtedness when necessary. Each of these factors is, to a large extent, dependent on general economic, financial, competitive, legislative, regulatory and other factors beyond our control. If in the future we cannot generate sufficient cash from operations to make scheduled payments on our indebtedness or to meet our liquidity needs or other obligations, we will need to refinance our existing debt, obtain additional financing or sell assets. We cannot assure you that we will be able to renegotiate or refinance any of our debt on commercially reasonable terms or at all. We cannot assure you that our business will generate cash flow, or that we will be able to obtain funding sufficient to satisfy our debt service requirements.

We may require additional capital and we may not be able to obtain it on acceptable terms or at all.

As of June 30, 2008, we had cash and cash equivalents of $380,000. We believe that our current cash on hand and cash flow from operations will be sufficient to meet our present cash needs for at least the next twelve months. We may, however, require additional cash resources due to a change in business conditions, our inability to achieve our targeted growth milestones, a decline in same store sales or other future developments that negatively affect our cash flows from operations. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of United States-based companies involved in the franchise distribution business;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows; and

•	economic, political and other conditions in United States and other international markets where we may seek to establish a presence.

Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have the operating effectiveness of our internal controls attested to by our independent auditors.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, the SEC adopted rules requiring public companies to include a report from management on the company’s internal controls over financial reporting in their annual reports, including Form 10-K. In addition, the independent registered public accounting firm auditing a company’s financial statements must attest to and report on the operating effectiveness of a company’s internal controls. Our independent registered public accounting firm may issue an adverse opinion on our internal controls over financial reporting if one or more material weaknesses are identified. We have no prior experience with internal control audits and can provide no assurance that we will comply with all of the requirements imposed by SOX 404 and there can be no positive assurance that we will receive a positive attestation from our independent auditors. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements. A significant financial reporting failure could cause an immediate loss of investor confidence in Planet Beach and a sharp decline in the market price of its common stock.

We experience fluctuations in operating results which may negatively affect our financial condition.

Our annual and quarterly operating results have fluctuated, and are expected to continue to fluctuate. Among the factors that may cause our operating results to fluctuate are customers’ response to product and service offerings, the timing of the rollout of new sales outlets, seasonal variations in sales, the timing of merchandise receipts, the level of merchandise returns, changes in merchandise mix and presentation, our cost of merchandise, unanticipated operating costs, and other factors beyond our control, such as general economic conditions and actions of competitors. As a result of these factors, we believe that period-to-period comparisons of historical and future results will not necessarily be meaningful and should not be relied on as an indication of future performance.

Our ability to effectively manage our growth and expand our business, including our number of franchise stores, may be limited.

A large part of our initial growth resulted from an increase in the number of our franchise sales outlets and the increased sales volume provided by these sales outlets. The number of our franchise outlets increased from 335 at December 31, 2006 to 371 at December 31, 2007. In the future, we will depend upon the addition of new franchise outlets to increase our sales volume and profitability. In fiscal year 2008, we plan to open approximately 65 franchise outlets in the United States, including 4 in international markets with an attrition of 29 franchise outlets. Opening these stores may significantly challenge our management team and we may encounter problems in opening these new stores that would affect our ability to be profitable. These problems include the insufficiency of training capacity needed to train new franchisees and their staff to open new stores, delays in opening stores, and our inability to identify and obtain suitable locations for new stores. Any of these problems that we encounter may have a material adverse impact on our financial results and our ability to operate effectively.

Our industry is highly competitive and if we are unable to compete effectively and gain market share our financial condition could be negatively affected.

The tanning and day spa market is fragmented, and we face intense competition for customers and suitable store locations. We compete with both tanning salons and day spas, whether independently owned and franchisee owned. At the franchise level we compete with other franchisors for potential franchisees. Our biggest competitors in the markets that we operate in are Hollywood Tans, Snap Fitness, Massage Envy, Hand and Stone Spa and Anytime Fitness. If we fail to maintain or improve our market position and respond successfully to changes in the competitive landscape, our business and results of operations may suffer.

We may not be able to respond to changing tanning and day spa trends in a timely manner, which could have a material adverse effect on us.

We operate in a market characterized by possible rapid changes in terms of consumer patterns and buying power. Buying power with respect to personal care products and services is driven by macroeconomic factors. We seek to respond to changes in consumer patterns relating to general trends for shopping locations by implementing a targeted design, sales and marketing strategy. There is also a risk that we may lose some of our popularity among customers. If we can not respond rapidly to changes in our industry, then we may lose market share to our competitors who are able to respond more rapidly and our financial condition and results of operation would be negatively affected.

The loss of key personnel or difficulties recruiting and retaining qualified personnel could jeopardize our ability to meet our growth targets.

Our future growth depends substantially on the contributions by and abilities of key executives and other employees, and on our ability to attract and retain high quality franchisees to open and manage Planet Beach stores. We must continue to recruit, retain and motivate management and other employees sufficient to maintain our current business and support our projected growth. A loss of key employees or a significant shortage of high quality store employees could jeopardize the Company’s ability to meet our growth targets.

Stephen Smith has been very important to our success. Mr. Smith is our founder, a significant stockholder and our Chief Executive Officer. The loss of Mr. Smith’s services could have a significant negative effect on us. Also, our continued success and the achievement of our expansion goals are dependent upon our ability to attract and retain additional qualified employees as we expand. If we are unable to attract and retain additional qualified employees our operating results may suffer and we may not be able to expand as projected.

Because we do business internationally, our business could be harmed if changes in political or economic stability, laws, exchange rates or foreign trade policies should occur.

Future sales of our franchises in foreign markets and our future relationships with our foreign suppliers will subject us to the risks of doing business abroad. As a result of our future suppliers, in some instances, being at great geographic distances from us, our transportation costs could be increased and longer lead times may be required, which could reduce our flexibility. Other risks in doing business internationally include political or economic instability, any significant fluctuations in the value of the dollar against foreign currencies, terrorist activities and restrictions on the transfer of funds. Although we have not yet been affected in a material way by any of the foregoing factors, we cannot predict the likelihood or frequency of any such events occurring in the future, and any material disruption may have an adverse affect on our business.

We may not be able to protect our trademarks and other proprietary rights and our failure to so protect those marks and rights would have a material adverse effect on our business, operations, prospects and financial condition.

We believe that the Planet Beach logo and related trademarks and other proprietary rights that we use in our business are important to our success and our competitive position. Accordingly, we devote substantial resources to the establishment and protection of our trademarks and proprietary rights. However, the actions taken by us may be inadequate to prevent imitation of our products and concepts by others.

The development and implementation of a franchising program may fail based on several factors, including our inability to attract qualified franchisees.

The success of our business strategy depends, in part, on the continued development and implementation of a franchising program. There can be no assurance that we will be able to continue to successfully locate and attract suitable franchisees or that such franchisees will have the business abilities or sufficient access to capital to open spas or will operate spas in a manner consistent with our concept and standards or in compliance with franchise agreements. The success of our franchising program will also be dependent upon factors not within our control or the control of our franchisees, including the availability of suitable sites on acceptable lease or purchase terms, permitting and regulatory compliance and general economic and business conditions.

In addition, even if our franchising program is successful, there can be no assurance that it will prove advantageous to us from an operational standpoint. The interests of franchisees may conflict with our interests. For example, whereas franchisees are concerned with individual business strategies and objectives, we are responsible for ensuring the success of the entire range of our products and services.

Finally, although we evaluate and screen potential franchisees, there can be no assurance that franchisees will have the business acumen or financial resources necessary to operate successful franchises in their franchise areas. The failure of franchisees to operate successfully could have a material adverse effect on us, our reputation, our brands and our ability to attract prospective franchisees.

Our earnings and business growth strategy depends in large part on the success of our business partners and suppliers, and our reputation may be harmed by actions taken by third parties that are outside of our control.

Our growth strategy, including our plans for new stores, new products and services, branded products built to our specifications and other initiatives, relies significantly on a variety of partnership relationships. For example, we sell several products under the Planet Beach trademark that are manufactured by third parties and we require our franchisees to utilize equipment manufactured by third parties that we have relationships with. We provide specifications to these business partners, but the product quality they deliver to Planet Beach franchisees may be diminished by any number of factors beyond our control. We believe that customers expect high quality products and services from our franchisees at a competitive price, and that any shortcoming of one of our business partners, particularly an issue regarding the quality of the service provided or the safety of products sold, may be attributed by customers to Planet Beach as a corporation, thus damaging our reputation and brand value and potentially affecting the results of operations.

Adverse public or medical opinions about the health effects of our services could harm our business.

Medical opinions and opinions of commentators in the general public regarding negative health effects of the Company’s products and services could adversely impact future sales. The tanning industry is currently well regulated at the federal and state level. Negative publicity regarding the health effects of products and services offered could lead to increased regulation of the industry. Increased regulation of the tanning industry could have a negative impact on our profit margins as well as our stock price.

The Contempo Spa model is designed to broaden the services offered to our members. We are no longer a franchisor of just tanning salons, but offer a wide variety of high-quality, distinctive automated spa services, in conjunction with tanning. However, the continuation of our tanning services is dependent upon the consuming public’s sustained belief that the benefits of indoor tanning outweigh the risks of exposure to ultraviolet light. Any significant change in public perception of indoor tanning caused by scientific studies, government reports, rumors or otherwise that link tanning (indoor or outdoor) to a significant increase in the likelihood of skin cancer or other skin diseases, could have a material adverse effect on our business, financial condition and results of operations.

Public perception regarding tanning or the desirability of having a tan, could cause our revenues to decline and our financial condition could be negatively affected.

The continuation of our tanning services is dependent upon the consuming public's continued perception that having a tan is desirable. A change in the public's perception or desire to be tan could cause a decline in membership sales and usage of our franchisee’s facilities, which could adversely affect our business, financial condition and results of operations.

RISKS RELATED TO THIS OFFERING AND THE MARKET FOR OUR STOCK GENERALLY

No market currently exists for the trading of our securities and no market may ever develop. Accordingly, you may not have any means of trading the shares you acquire in this offering.

A market does not presently exist for our securities and no assurance can be given that a market will ever develop. Consequently, you may not be able to liquidate your investment in our securities for an emergency or at any time, and the securities will not be readily acceptable as collateral for loans. Although we will endeavor to establish a trading market for our securities in the future, no assurance can be given as to the timing of this event or whether the market, if established, will be sufficiently liquid to enable an investor to liquidate his investment in us.

We may be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

The SEC has adopted regulations which generally define so-called “penny stocks” as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. If our common stock becomes a “penny stock”, we may become subject to Rule 15g-9 under the Exchange Act, or the “Penny Stock Rule”. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock if the SEC finds that such a restriction would be in the public interest.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” above.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements include, among other things, statements relating to:

•	general economic conditions;

•	our expectations regarding our ability to maintain and grow our business;

•	our expectations regarding the continued growth of the tanning salon and day spa market;

•	our beliefs regarding the competitiveness of our franchise;

•	our expectations with respect to increased revenue growth and our ability to achieve increased profitability;

•	our future business development, results of operations and financial condition; and

•	competition from other tanning salon and day spas.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus, or that we filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

Our proceeds from this offering will vary depending on how many shares of our common stock we are able to sell. If we sell all shares of common stock being registered in this offering, we will receive net proceeds of approximately $2,828,000. Any and all proceeds received will be used, at our sole discretion, for general corporate and working capital purposes, international and domestic expansion, spa performance, and new products and services development, including nutrition, holistic, and skincare products and wellness services. We expect to incur expenses of approximately $172,000 in connection with the offering and registration of the shares.

It is possible that no proceeds will be raised from this offering. It is also possible that some, but not all of the 6,000,000 shares offered will be sold.

DETERMINATION OF OFFERING PRICE

Since our shares are not listed or quoted on any exchange or quotation system, the offering price of the shares of common stock was arbitrarily determined. The facts considered in determining the offering price per share were the total number of shares outstanding following the offering, estimated market capitalization, forward looking net income and targeted price-to-earnings ratio. The offering price is not an indication of and is not based upon the actual value of the Company. The offering price bears no relationship to book value, assets or earnings of the Company or any other recognized criteria of value. The offering price should not be regarded as an indicator of the future market price of our common stock.

As of September 15, 2008, there were approximately 34 stockholders of record of our common stock.

DIVIDEND POLICY

Our board of directors will make any future decisions regarding dividends. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the near future.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our stockholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends paid in fiscal years 2007 and 2006 totaled $8,055 and $127,446, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

We are the largest full-service tanning and automated day spa franchisor in the U.S. We grant franchises for stores operating under the “Planet Beach” name. As of September 15, 2008, we had 387 full-service tanning salon and automated day spa franchises located in 41 different states, Canada and Australia. Our franchises offer our customers a unique experience by providing high quality tanning services along with our automated day spa services. Our franchises offer ultra violet light tanning, spray tanning, spa services, nutritional and health services and products, and other skin care products.

We grant development territories to area representatives for a territory development fee. These development territories are geographic regions within which area representatives are entitled to sell, train, supply support and provide guidance to franchisees in the area. Area representatives are independent contractors who utilize the Planet Beach name, mark, business system, support, guidance and materials to sell additional franchises and support our franchisees. Area representatives are compensated by us for their services to our franchisees through the payment to them of a percentage of the total royalty that we receive from our franchisees in their territories. Area representatives also earn commissions on sales of new franchises and transfers of existing franchise locations within the area representative’s territory.

We generate revenues through

•	sales of spa equipment and products;

•	initial franchise fees;

•	royalties received from franchisees;

•	national advertising fees recognized to the extent national advertising expenses are incurred;

•
area development fees for domestic territories and master license fees for international territories that are licensed to developers who establish (sell) and profit from franchise outlets within the territory;

•	transfer fees earned when transferring franchise locations:

•	site design and tenant placement fees earned from securing a spa location and coordinating the location build-out; and

•	company operated spa and convention revenues.

Our primary focus during 2007 and 2006 was to increase sales of franchises through the formulation of our “Contempo Spa” system which combines the tanning and day spa industries in to a single market. For the fiscal years ended December 31, 2007, and December 31, 2006, we had revenues of $26,431,000 and $26,738,000, respectively, compared to revenues of $19,567,000 for the fiscal year ended December 31, 2005.

Our franchise sales in 2007 were spread among several different geographic areas, including sales of 58 franchises in 23 states and 1 franchise in international markets.

Principal Factors Affecting Our Financial Performance

We believe that the following factors will continue to affect our financial performance:

•	United States GDP growth, increased employment, and higher wages in the United States should result in increased demand for our products and services.

•
The United States personal and skin care services market has grown significantly in recent years. According to Cognis, a specialty chemical company which focuses on wellness, the skin care services market maintained a strong growth rate with sales rising by 6.8% from 2004 to 2006. We believe that the overall growth in the U.S. market will result in increased sales of franchises and patronage of the resulting and existing spas, positively affecting our overall revenue.

•
We plan to expand sales of franchises to foreign markets. As of September 15, 2008, 18 of our franchises were located outside the United States. While we continue to grow domestically, we are seeking to establish a network of sales avenues for our franchises in other developed countries where we believe there is a strong demand for our products and services.

•
Sales of franchised businesses typically increase in a down economy because entrepreneurs are driven to take control of their own financial destiny by becoming a proprietor of a franchised business and, as a corollary to that, sales of franchised businesses may often decrease when economies are strong and entrepreneurs are more likely to remain with existing larger enterprises. However, in a stronger economy, existing franchises will benefit from increased membership and product sales.

Results of Operations

The following tables set forth key components of our results of operations for the periods indicated. Results and key components of our revenue are shown in dollars.

(All amounts are in thousands of U.S. dollars)

	Year Ended December 31,		Six Months Ended June 30,
	2007	2006	2008	2007
Operating revenues	26,431	26,738	14,747	13,586

Operating expenses
Cost of goods sold	13,369	14,615	6,923	6,801
Operating expenses	4,081	4,294	2,225	1,839
Salaries and bonuses	6,617	5,383	3,599	3,184
National advertising expenses	551	323	445	184
Commissions	2,013	1,919	1,204	1,240
Total operating expenses	26,631	26,534	14,396	13,248

Income (loss) from operations	(200)	204	351	338

Total other income (expense)	(116)	(1)	(81)	(104)

Income (loss) before provision for income taxes	(316)	203	270	234

Provision (benefit) for income tax	(5)	82	_	_

Net income (loss)	(311)	121	270	234

	Year Ended December 31,		Six Months Ended June 30,
As a percentage of revenues	2007	2006	2008	2007
Operating revenues	100%	100%	100%	100%

Operating expenses
Cost of goods sold	51%	55%	47%	50%
Operating expenses	15%	16%	15%	14%
Salaries and bonuses	25%	20%	24%	23%
National advertising expenses	2%	1%	3%	1%
Commissions	8%	7%	8%	9%
Total operating expenses	101%	99%	98%	98%

Income (loss) from operations	(1)%	1%	2%	2%

Total other income (expense)	0%	0%	(1)%	(1)%

Income (loss) before provision for income taxes	(1)%	1%	2%	2%

Provision (benefit) for income tax	0%	0%	0%	0%

Net income (loss)	(1)%	0%	2%	2%

(All amounts are in thousands of U.S. dollars)

	Year Ended December 31,		Six Months Ended June 30,
Components of Operating Revenues	2007	2006	2008	2007
Total operating revenues	26,431	26.738	14,747	13,586

Sales of spa equipment and products	17,586	18,980	9,087	9,022
Initial franchise fees	2,031	2,395	869	947
Royalties	5,034	4,143	3,164	2,736
National advertising fees recognized	551	323	445	184
Area developer fees	413	262	863	394
Transfer fees	277	136	114	135
Site design and tenant placement fees	220	216	106	88
Company operated spa and convention revenues	319	283	99	80

Six Months Ended June 30, 2008 and 2007

Operating Revenues

Our total operating revenues for the six months ended June 30, 2008 amounted to $14.7 million, which is an increase of $1.2 million, or 8.8%, from that during the same period in 2007, during which we had revenues of $13.5 million. The increase in revenue is due to increased royalties, area developer fees, and national advertising fees recognized. Opened locations increased by approximately 36 stores or 10.1% from June 30, 2007 to June 30, 2008, thereby increasing royalties. Area developer fees increased by $0.4 million for the six months ended June 30, 2008 as compared to the same period in 2007 due in part to master franchise fees or deposits recorded for the United Kingdom, Ireland, South Africa and several Canadian provinces. National advertising fees, which accrue at 1% of gross franchisee revenue, are recognized in the consolidated statements of income to the extent expenses are incurred. These expenses increased $0.3 million for the six months ended June 30, 2008 as compared to the same period in 2007 due mainly to increased spending on the Ms. Planet Beach International Spokes Model Pageant.

Cost of Goods Sold

Our cost of goods sold remained steady for the six months ended June 30, 2008 versus the same period in 2007 at $6.9 million and $6.8 million, respectively. Cost of goods sold held constant due to spa equipment and product sales remaining steady at $5.8 million and $3.2 million, respectively, for both periods ended June 30.

Total Operating Expenses

Our total operating expenses for the six months ended June 30, 2008 amounted to $14.4 million, which is $ 1.2 million more than that for the same period in 2007, during which we had operating expenses of $13.2 million. The increase in our operating expenses is mainly the result of increases in salaries and bonuses, marketing and advertising costs, legal fees, freight, and trade show costs.

Commission Expenses

Commission expenses for the six months ended June 30, 2008 were $1.2 million, essentially the same amount we spent on commission expenses for the same period in 2007. This is primarily the result of initial franchise fees incurred of $0.9 million for each of the six months ended June 30, 2008 and 2007.

Salaries and Bonuses

Our salaries and bonuses were $3.6 million and $3.2 million for the six months ended June 30, 2008 and 2007, respectively. The increase in our salaries and bonuses is mainly the result of an increase in staff and management positions to support company growth. Base salaries paid for the six months ended June 30, 2008 were $2.5 million compared to $2.1 million during the same period in 2007.

Other Operating Expenses

Our administrative expenses were $2.2 million and $1.8 million for the six months ended June 30, 2008 and 2007, respectively. The $0.4 million increase is mainly due to increases in marketing and advertising costs, legal fees, freight, and trade show costs, all associated with store growth.

National Advertising Expenses

Our national advertising expenses were $0.4 million and $0.2 million for the six months ended June 30, 2008 and 2007, respectively. The $0.2 million increase is mainly due to increased spending on the annual Ms. Planet Beach Spokes Model Pageant. This pageant has become the primary method of increasing brand awareness domestically and internationally for Planet Beach franchise locations.

Income Taxes

The company applied its operating loss carryforward to offset in full taxable income for the six months ended June 30, 2008. Thus, the company recorded no provision for income tax for the six months ended June 30, 2008.

Fiscal Year Ended December 31, 2007 and 2006

Operating Revenues

Our total operating revenues in fiscal year 2007 amounted to $26.4 million, which is a decrease of $0.3 million, or 1%, from that of fiscal year 2006, during which we had revenues of $26.7 million. The decline in revenue is attributable to the decrease in the number of franchise outlets sold in fiscal year 2007 versus fiscal year 2006. Lower franchise outlet sales in fiscal year 2007 resulted in a decline of initial franchise fees and sales of spa equipment in fiscal year 2007 versus fiscal year 2006.

Cost of Goods Sold

Our cost of goods sold in fiscal year 2007 amounted to $13.4 million, which is $1.2 million or almost 9% less than that of fiscal year 2006, during which the cost of goods sold were $14.6 million. The decrease in our cost of goods sold is mainly the result of the decrease in cost of goods sold for spa equipment. Sales of spa equipment declined $1.9 million or 14% from fiscal year 2006 sales of $14.4 million to fiscal year 2007 sales of $12.5 million due to lower franchise outlet sales in fiscal year 2007 versus 2006.

Total Operating Expenses

Our total operating expenses in fiscal year 2007 amounted to $26.6 million, which is $0.1 million greater than that of fiscal year 2006, during which we had operating expenses of $26.5 million. The increase in our operating expenses is mainly the result of the increase in salaries, offset by the decrease in cost of goods sold for spa equipment.

Commission Expenses

Commission expenses in 2007 were $2.0 million, essentially the same amount we spent on commission expenses in 2006 of $1.9 million. The slight increase in our commission expenses is mainly the result of an increase in the royalty fee expenses (i.e., royalties that we pay to area representatives).

Salaries and Bonuses

Our salaries and bonuses were $6.6 million and $5.4 million in fiscal years 2007 and 2006, respectively. The increase in our salaries and bonuses is mainly the result of an increase in staff positions to support company growth and overall salaries paid in 2007, which was $4.5 million compared to $3.6 million in 2006. Additionally, the commission paid to employees for sales increased from $1.0 million in 2006 to more than $1.2 million in 2007 a 20% increase. The increase in salary costs is also partially the result of an aggregate increase in management compensation resulting from additions to the management team.

Other Operating Expenses

Our administrative expenses were $4.1 million and $4.3 million in fiscal years 2007 and 2006, respectively. The 4.6% decrease in our other operating expenses is mainly the result of decreased legal fees and settlements, rental expense for Planet Beach Real Estate leases, and convention expenses, partially offset by increases in consulting and contract labor, and depreciation.

National Advertising Expenses

Our national advertising expenses in fiscal year 2007 amounted to $0.5 million, which is an increase of $0.2 million from that of fiscal year 2006, during which we had expenses of $0.3 million. The increase is mainly due to increased spending on the annual Ms. Planet Beach Spokes Model Pageant. This pageant has become the primary method of increasing brand awareness domestically and internationally for Planet Beach franchise locations.

Income Taxes

We incurred income taxes of $0 in 2007 due to negative earnings. In 2006, tax charge amounted to $82,000. We paid more taxes in 2006 mostly because of $0.2 million in net income before taxes earned in 2006.

Liquidity and Capital Resources

As of June 30, 2008, we had cash and cash equivalents of $380,000. The following table provides detailed information about our net cash flow for all financial statement periods presented in this registration statement.

(All amounts are in thousands of U.S. dollars)

	Year Ended December 31,		Six Months Ended June 30,
	2007	2006	2008	2007
Net cash provided by (used in)operating activities	77	335	(100)	(349)
Net cash provided used in investing activities	(194)	(496)	(349)	(411)
Net cash provided by (used in) financing activities	384	245	(79)	507
Net increase (decrease) in cash and cash equivalents	267	84	(528)	(253)

Operating Activities

Net cash used in operating activities was $100,000 for the six months ended June 30, 2008 which is a decrease of $249,000 from the $349,000 net cash used in operating activities during the same period in 2007. The decrease is primarily related to the increase in accounts payable, offset by the drawdown of national advertising deposits for the six months ended June 30, 2008 versus six months ended June 30, 2007.

Net cash provided by operating activities was $77,000 for the year ended December 31, 2007 which is a decrease of $258,000 from the $335,000 net cash provided by operating activities for the same period in 2006. The decrease is mainly the result of the net loss from operations for fiscal year 2007. The net loss was attributable to the decrease in the number of franchise outlets sold in fiscal year 2007 versus fiscal year 2006. Lower franchise outlet sales in 2007 resulted in a decline of initial franchise fees and sales of spa equipment in 2007 versus 2006.

Investing Activities

Our main uses of cash for investing activities are for purchases of fixed assets and notes receivable from area developers. Net cash used in investing activities during the six months ended June 30, 2008 was $349,000, which is a decrease of $62,000 from net cash used in investing activities of $411,000 for the same period in 2007. The company incurred less physical plant improvements for the six months ended June 30, 2008 versus the same period in 2007.

Net cash used in investing activities in the year ended December 31, 2007 was $194,000, which is a decrease of $302,000 from net cash used in investing activities of $496,000 for the same period in 2006. The company incurred less physical plant improvements in fiscal year 2007 versus 2006.

Financing Activities

Our debt ratio (total long-term debt/total assets) was 40% as of June 30, 2008. On February 29, 2008, we converted $750,000 of accounts payable owed to New Sunshine, LLC for product purchases to a four year note payable. Net cash used in financing activities for the six months ended June 30, 2008 totaled $79,000 as compared to net cash provided by financing activities of $507,000 for the six months ended June 30, 2007. The decrease was the result of decreased borrowings to fund operations.

Our debt ratio (total long-term debt/total assets) was 35% as of December 31, 2007. Net cash provided by financing activities for the year ended December 31, 2007 totaled $384,000 as compared to $245,000 for the year ended December 31, 2006. The increase was the result of increased borrowings to fund operations.

We believe that our currently available working capital, after receiving the aggregate proceeds of our capital raising activities, should be adequate to sustain our operations at our current levels through at least the next twelve months.

Loan Facilities

The following table illustrates our long-term debt outstanding as of June 30, 2008:

Lender	Principal Amount	Maturity Date	Interest Rate

Capital One Bank	$879,000	March 2027	6.54%
Whitney Bank	$702,000	June 2012	8.25%
SBA	$611,000	June 2027	5.79%
Capital One Bank	$7,000	Dec 2008	5.80%
Capital One Bank	$51,000	Jan 2010	3.88%
Private Individual	$48,000	June 2009	0.00%
New Sunshine LLC	$722,000	April 2012	7.00%

The Capital One loan for $879,000 and the SBA loan for $611,000 were used to purchase and improve our principal place of business; both loans are secured by the buildings and building improvements. The Whitney Bank loan was used to refinance an existing line of credit balance and fund operations, and is secured by accounts receivable and inventory. The Capital One loans for $7,000 and $51,000 were used to purchase operating equipment and software. On August 22, 2008, the Capital One loan for $51,000 was paid off. The New Sunshine LLC loan was used to refinance accounts payable and is secured by 975,000 shares of our common stock owned and pledged by the company’s CEO. New Sunshine LLC is the company’s primary tanning equipment and tanning product supplier. The private individual loan was used to buy back common stock from this former, non-related party stockholder.

We had an outstanding balance on a line of credit of $287,112 at June 30, 2008, with interest paid montly at rates ranging from 5.5% to 8.25%. In 2006, we obtained a portfolio credit line which is held by our investment broker. The credit line is secured by our investments which are held with our investment broker. The total amount available on our line of credit at June 30, 2008 was $8,366.

Obligations Under Material Contracts

In October 2002, we entered into a product purchase agreement with ETS, Inc., or ETS, for the purchase of tanning beds and supplies, whereby we agreed to purchase exclusively from ETS all tanning equipment and all lamps, parts, accessories, lotions, skin and hair care products, cleaning equipment and other tanning related products used or sold in spas owned, operated, or franchised by us. In addition, we agreed to designate in existing and future franchise agreements ETS as our exclusive supplier of equipment and supplies. This purchase agreement is in effect through 2017. Due to this arrangement, we purchased approximately 54% of our equipment and products from ETS in 2007. The remaining 46% of our equipment and product purchases relate to spa equipment and products that we are not required to purchase from ETS.

Under our contracts with our area representatives we are required to pay our area representatives royalties on reoccurring revenues for franchise locations within their territory, and one-time fees for the opening of new franchises or for the transfer of franchises.

Vendor Partnership Program

In the month of September 2008, our management began on a vendor relations tour in an attempt to improve liquidity and capital resources. Management expects to visit roughly 15 of our primary equipment and product suppliers and present a proposal entitled the “vendor partnership program.” This partnership program is designed to leverage our purchasing relationship with these vendors to obtain equipment and product financing. We intend to propose that each of our primary vendors provide us with a line of credit for amounts totaling $50,000 to $300,000, depending on vendor sales volume. A portion of the line will be applied to any existing balances owed by us and the remaining balance will be applied to future purchases made by us.

We expect to make interest only payments at a rate of 7% for the first six months after establishing the line of credit. The outstanding balance is expected to be paid over the next 48 months in equal monthly payments of principle and interest (at a rate of 7%). As an incentive to accept the proposal, upon establishment of the line of credit, the vendor is expected to be awarded shares of our common stock at $0.50 per share equaling 10% of the total credit available under the line of credit. Furthermore, within the first 12 months of the agreement, the vendor is expected to have the option to convert the outstanding balance of the line of credit into our common stock at a rate of $0.50 per share.

In total, we intend to obtain up to $1.0 million of financing from all vendors targeted for this partnership program. We are unsure as to whether or not we will be successful in obtaining this financing. We may issue up to 200,000 shares of our common stock as part of an incentive under our vendor partnership program, and we may issue up to an additional 2,000,000 shares of our common stock under our vendor partnership program if all vendors elect to convert all interest and principal owed to them into shares of our common stock

Seasonality

Like most other retail businesses, our business is seasonal. Traditionally, spa patronage and sales of products and services reflect seasonal adjustments in revenue during the earlier months of the calendar year. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full year. In addition, fluctuations in sales and operating income in any fiscal quarter may be affected by other events affecting retail sales.

Inflation

Inflationary factors, such as increases in our product and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of sales revenue if the selling prices of our products and services do not increase with these increased costs.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any. We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Accounts Receivable

Accounts receivable consist primarily of amounts due for franchise royalties and product sales, which are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts and type of invoices outstanding. Accounts receivables are written off when deemed uncollectible. Recoveries of accounts receivables previously written off are recorded when received.

National Advertising

Existing franchisees, prior to April 1, 2008, are required to contribute 1% of gross sales (fees) to the National Advertising Fund for the development and distribution of national marketing efforts deemed to provide benefit to all franchisees within the Planet Beach system. National advertising fees not spent in the fiscal year collected are carried forward to the following year, and are recorded as a deposit on the consolidated balance sheet. National advertising fees are recognized in the consolidated statements of income to the extent expenses are incurred. Advertising fees contributed to the fund totaled $668,000 and $514,000 for fiscal years 2007 and 2006, respectively, and $422,000 and $357,000 for the six months ended June 30, 2008 and 2007, respectively.

Beginning April 1, 2008, franchisees entering the system will contribute 2% of gross sales (fees)for brand development. The Company has no obligation to carry forward any unspent brand development fees to the following year. Thus, brand development fees will be recognized in the consolidated statements of income in full as accrued, along with the brand development expenses. Brand developments fees are expected to be collected beginning in the third quarter of fiscal year 2008.

Inventory

The Company’s inventory consists of spa and tanning lotions, and promotional clothing, and is valued at the lower of cost or market, computed on the first-in, first-out basis.

Investments

Investments consist primarily of mutual funds held at a national brokerage firm and are classified as available-for-sale, and are carried at fair market value with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders’ equity.

Property, Plant and Equipment

The cost of property, plant and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line methods for financial reporting purposes and accelerated methods for income tax purposes.

Maintenance and repairs are charged to expenses as incurred. Betterments and renewals are capitalized and depreciated over the estimated useful life. When property, plant, and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation are relieved, and any gain or loss is included in income.

The useful lives of property, plant, and equipment for purposes of computing depreciation are:

Buildings	39 Years
Building improvements	7 – 15 Years
Tanning beds	7 Years
Computer equipment	3 – 5 Years
Furniture, fixtures, and equipment	3 – 7 Years
Software	5 Years

Fair Value of Financial Instruments

For purposes of financial reporting, management has determined that the fair value of financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable, accrued liabilities and notes payable, approximate the carrying value.

Revenue Recognition

The Company has entered into franchise agreements that grant franchisees the right to operate individual Planet Beach Contempo Spas in return for an initial franchise fee and ongoing development fees (royalties). In addition, the Company has entered into area developer agreements, including international master franchisor agreements, which grant area developers the right to sell individual Planet Beach Contempo Spas in designated territories.

Initial franchise fees are recognized as revenue in accordance with Statement of Financial Accounting Standards (SFAS) No. 45 Accounting for Franchise Fee Revenue (SFAS No. 45). SFAS No. 45 requires franchisors to recognize revenue from individuals and area franchise sales only when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor.

In accordance with SFAS No. 45, the Company recognizes initial franchise fees as revenue upon the Company’s material and substantial performance of its obligations under the Franchise Agreement, which usually occurs at signing of the agreement.

Area developer fees, which include international master franchise fees, are recognized as revenue on the cash basis until 50% of the purchase price is collected; the uncollected purchase price is recorded as deferred revenue. Once 50% of the purchase price is collected, the deferred revenue is released and the sale is recognized in full. Most of these territory agreements have promissory notes structured whereby at least 50% of the purchase price is received within 12 months of agreement execution. The remaining purchase price will normally be collected over 3-4 years amortized monthly with principle and interest payments.

All payments received for these territory agreements are non-refundable. Should the purchaser default on the agreement, including payment default, the Company anticipates that it would excuse the remaining note receivable and resell the territory. The Company estimates that this risk of default decreases substantially once 50% of the purchase price is collected. Therefore, in accordance with SFAS No. 45, the company fully recognizes area developer fees once 50% of the purchase price is collected.

The Company accrues royalties based upon the specified royalty rate, currently 6% of total franchise revenue, as defined in the respective franchise agreements. Royalties are recorded monthly as revenue when the related franchise revenue is reported to the Company. Sales of spa equipment and products are recognized as revenue when the items are shipped.

Commissions

Commissions include one-time fees paid to external brokers and/or area representatives for leads that result in new franchise sales. In addition, commissions include recurring royalty payments to area representatives based on a percentage of sales earned by all franchise locations in their territory.

Income Tax

The Company accounts for income taxes under the liability method in accordance with FASB Statement No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We include any estimated interest and penalties on tax related matters in income taxes payable. Valuation allowances are established when necessary to reduce net deferred income tax assets to the amount expected to be realized

Stock-Based Compensation

On December 16, 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123(R) became effective for the Company on January 1, 2006. We have elected to adopt the requirements of SFAS No. 123(R) using the intrinsic value method of measuring share based payments allowed for nonpublic entities in certain circumstances.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157), which establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principles (GAAP) and expands disclosures about fair value measurements. This statement is effective for financial assets and liabilities as well as for any assets and liabilities that are carried at fair value on a recurring basis in financial statements as of the beginning of the entity’s first fiscal year that begins after November 15, 2007. In November 2007, the FASB issued a one-year deferral for non-financial assets and liabilities to comply with SFAS No. 157 which delayed the effective date for these items until November 15, 2008. The Company is currently evaluating the impact the adoption of SFAS No. 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial assets and liabilities and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company does not expect that the adoption of SFAS No. 159 will have a significant impact on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No.141(R)), which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changes the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with an exception related to the accounting for valuation allowances on deferred taxes and acquired contingencies related to acquisitions completed before the effective date. SFAS No. 141(R) amends SFAS No. 109 to require adjustments, made after the effective date of this statement, to valuation allowances for acquired deferred tax assets and income tax positions to be recognized as income tax expense. Beginning January 1, 2009, the Company will apply the provisions of SFAS No. 141(R) to its accounting for applicable business combinations. The Company is currently evaluating the impact the adoption of SFAS No. 141(R) will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement—Amendments of ARB No. 51 (SFAS No. 160). SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. The Company is currently evaluating the impact the adoption of SFAS No. 160 will have on its consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance arrangements.

CORPORATE STRUCTURE AND HISTORY

Our Corporate Structure

We were initially incorporated on September 26, 1996, under the laws of the State of Louisiana. On March 25, 2008, we reincorporated under the laws of the State of Nevada by merging our predecessor Louisiana corporation into its newly-formed, wholly-owned Nevada subsidiary. In conjunction with the reincorporation, authorized common stock was increased from 15 million to 100 million shares, and the par value decreased from $.001 to $.0001 per common share. In addition, 10 million shares of preferred stock having a par value of $.0001 per share were authorized for issuance. Furthermore, on September 15, 2008, the board of directors of the Company approved and effected a 3.25 for 1 forward stock split of the corporation’s outstanding common stock by way of declaring a stock dividend.

Our wholly-owned subsidiary, Planet Beach International, was formed on October 29, 2007 as a Louisiana limited liability company. Planet Beach International offers master franchises internationally.

Our wholly-owned subsidiary, Planet Beach Real Estate, was formed on February 1, 2002 as a Louisiana limited liability company. Planet Beach Real Estate was established to facilitate leasing arrangements between property owners and franchisees.

Our wholly-owned subsidiary, Planet Beach Franchising, was formed on August 20, 1998 as a Louisiana limited liability company. Planet Beach Franchising is no longer engaged in business in any capacity. From August 1998 until June 1999, Planet Beach Franchising sold 13 franchises of the type currently being sold by us. We have assumed the obligations of Planet Beach Franchising under the outstanding franchise agreements that it is a party to, and all renewals will be directly through us.

We license all of our material trademarks from an affiliated company called Planet Beach Brands. Planet Beach Brands is owned by Stephen P. Smith, our controlling stockholder, chairman, chief executive officer and president. Under our license from Planet Beach Brands, we can use the trademarks for our business, including the sublicensing of the trademarks to our franchisees.

OUR BUSINESS

Overview

We are the largest full-service tanning and automated day spa franchisor in the U.S. We grant franchises for stores operating under the “Planet Beach” name. As of September 15, 2008, we had 387 full-service tanning salon and automated day spa franchises located in 41 different states, Canada and Australia. In addition, we have master licenses awarded and spas under development in South Africa, United Kingdom and Ireland. Our franchises offer our customers a unique experience by providing high quality tanning services along with our automated day spa services. Our franchises offer ultra violet light tanning, spray tanning, spa services, nutritional and health services and products, and other skin care products.

We grant development territories to area representatives for a territory development fee. These development territories are geographic regions within which area representatives are entitled to sell, train, supply support and provide guidance to franchisees in the area. Area representatives are independent contractors who utilize the Planet Beach name, mark, business system, support, guidance and materials to sell additional franchises and support our franchisees. Area representatives are compensated by us for their services to our franchisees through the payment to them of a percentage of the total royalty that we receive from our franchisees in their territories. Area representatives also earn commissions on sales of new franchises and transfers of existing franchise locations within the area representative’s territory.

Our Contempo Spa Concept

We have developed the Contempo Spa concept. We offer traditional day spa services such as facials, steam baths, and massages. However, these services are performed via automation, controlled by hardware and software installed in each franchise location. The automated equipment reduces the required staffing when compared to traditional day spa operations. Reducing the number of trained and certified employees required to operate a Planet Beach franchise allows for reduced operating costs and a greater return on investment. Additionally, our customers are able to take advantage of more services in less time and at a lower cost than at a traditional day spa.

Some of the Contempo Spa equipment that our spas feature can be found in malls, airports, massage therapist offices, and some other tanning franchises. We do not own any exclusive rights to use these machines. However, none of our competitors currently carry the same type and quantity of spa equipment that we do.

Our automated spa equipment consists of (i) massage equipment including, aqua and hydro massage units that use heat and water pressure to decrease muscle tension, and therasage and cyber-relax units that produce the therapeutic benefits of a tradition pressure massage; (ii) hydro-derma fusion or hydration station that combines infrared heat and nutrient-rich steam to moisturize the skin; (iii) luminous facial and hand units that use light therapy to improve skin texture and tone, lighten age spots and diminish wrinkles; (iv) misting spa units that use a cool mist spray which prompts cellular skin renewal to diminish fine lines and wrinkles, and improve skin elasticity; (v) U-V free tanning equipment that uses a tanning mist which adheres to the skin’s surface; and (vi) teeth whitening units designed to restore teeth color.

We began adding spa equipment to franchise stores in 2005. We internally classify a Contempo Spa as a location with a least three (3) pieces of automated spa equipment, plus U-V tanning services. At September 15, 2008, of the 387 franchises operating, all but 57 locations or approximately 15% had not converted to the Contempo Spa format and were considered just tanning salons. Of those 57 locations, 30 locations need to add automated spa equipment only and 27 need to add automated spa equipment and U-V tanning services. We are working vigorously to convert these locations to Contempo Spas.

As of September 15, 2008, 166 of the 387 active locations initially opened as Contempo Spas. Currently, each new location opens with approximately ten (10) pieces of equipment in total. Our current franchise agreement now requires all new locations to have equipment mix containing at least 50% automated spa equipment, plus U-V tanning services.

The Contempo Spa evolved out of a comprehensive review of our same store sales over a period of several years. The review showed that tanning salon industry sales were slowing and becoming static. The need to increase revenues for existing franchise locations and the desire to continue growing the number of franchise locations led to our determination to offer a wider variety of high-quality, distinctive services that became known as the Contempo Spa.

While our Contempo Spa concept is unique among current franchise offerings, we do compete with other industry segments. The day spa industry competes for the same customer base as us, though our operating platforms are different. While traditional day spas use masseuses and cosmetologists, we provide our day spa services through automated equipment and software.

Our Equipment and Suppliers

We have formed partnerships with several equipment manufactures and other suppliers to maximize our buying power and to ensure that our brand is prominently associated with the products and equipment. We have had an instrumental role in developing these services with the vendors and enjoy exclusive rights on certain of the offered equipment. Currently, we have supply agreements with the following manufactures: ETS, Sybaritic, Mystic, Aquamassage, Hydromassage, Therasage, Fuji Ryoki, UMO, AZ02, Photo Therapeutics, and Total Image. The pricing that we have negotiated allows our franchisees to purchase equipment at an advantageous price compared to normal retail prices available to individual business owners.

We offer an array of retail products and specialty items that enhance the Contempo Spa experience. Our products include tanning lotions, spa accessories, spa hydration products, nutritional products, holistic and skincare products, and promotional merchandise.  In addition to carrying a thorough private label line of tanning and skincare products, we also carry Australian Gold and Swedish Beauty products. Our private label products can only be found in Planet Beach locations, but Australian Gold and Swedish Beauty products can be found at other tanning salon franchises.

Tanning Salon Industry

Since its inception in the 1970’s, the indoor tanning industry has grown substantially according to the Indoor Tanning Association. The total number of indoor tanning facilities is estimated to be 25,000 worldwide with 10% of the United States population visiting an indoor tanning facility annually, equating to approximately 30 million people. In the U.S., tanning is used for both cosmetic and therapeutic purposes. Traditionally, the tanning industry’s target market consists of upper middle class 18-40 year old females with a secondary male market. According to the Indoor Tanning Association, in the United States it is estimated that patrons of tanning facilities spend approximately $5 billion annually on products and services.

According to the International SPA Association’s Spa Industry Statistics 2007, the spa industry recognized $9.4 billion annually with $5.3 billion realized in the day spa sector alone. The 2007 Spa Industry Statistics reports 14,615 spas in the U.S. The spa industry is separated into six categories: day spas, resort and hotel spas, medical spas, club spas, mineral spas, and destination spas. Of the 14,615 spas in the U.S., 11,736 or approximately 80% are considered to be day spas, which are primarily spas in which patrons pay for massages, facials or body treatments, and then leave the premises following the services. Destination, hotel and resort spas are mainly for people who stay overnight. According to these descriptions, we fall into the day spa category; the largest spa sector. Approximately 110 million day spa visits were reported in 2007.

We have combined the tanning and day spa industries into a single category, which we coined as the “Contempo Spa”. As a result of combining the tanning and spa industries, our target market has expanded to include 18-54 year old males and females. We believe that our market totals more than 80 million people, roughly 26% of the total U.S. population. Our franchises seek to capitalize on both segments of the industry by offering a wide variety of services and products. With the introduction of nutritional and holistic skin care lines, as well as our ability to re-brand ourselves as a Contempo Spa, we have successfully placed ourselves into the wellness industry: an industry currently experiencing $200 billion in revenue and expected to exceed $1 trillion within 10 years.

Regulation

The indoor tanning industry is regulated at both the state and federal levels. The applicable federal laws and regulations do not affect us directly. Instead, those regulations are primarily targeted at manufacturers of tanning booths, beds and other devices used by us and our franchisees. The principal federal laws regulating the manufacture of indoor tanning devices are the Federal Food, Drug and Cosmetic Act administered by the Federal Food and Drug Administration, or the FDA, the Public Health Service Act and the Radiation Control for Health and Safety Act.

Because of the potential for injury and misuse of tanning devices, the FDA has issued stringent rules and regulations governing the manufacture and use of indoor tanning devices. These regulations include limits on the ultraviolet light emitted by indoor tanning devices, safe operation of such devices, timers, warning labels and the like.

We only purchase, and only permit our franchisees to purchase, indoor tanning devices that meet or exceed the standards required by the FDA. For the personal safety of our customers, we require our franchisees to monitor the use of tanning beds and booths to assure compliance with the FDA guidelines. The tanning beds and booths used by our franchisees are installed, maintained and repaired by qualified employees or contractors in accordance with manufacturer's specifications.

State regulation of the indoor tanning industry varies from state to state. Many states have no laws or regulations regarding indoor tanning. Currently, 26 states have either adopted or are in the process of adopting laws and regulations dealing with the indoor tanning industry. State laws primarily regulate the health and safety aspects of indoor tanning operations rather than regulating the indoor tanning devices used. Typically, states require a minimum customer age of 13 (with parental consent and supervision), use of protective eyewear during any tanning session, maintenance of proper exposure distance and maximum exposure time as recommended by the manufacturer and availability of suitable physical aids such as handrails.

Violation of the federal or state laws or regulations could result in criminal or civil penalties.

Marketing

National Advertising Fund

Existing franchisees, prior to April 1, 2008, are required to contribute 1% of gross sales (fees) to a National Advertising Fund, or National Fund, for the common benefit of our franchisees. We administer the National Fund under the direction of our franchisee advisory council. Our franchisee advisory council is comprised of elected franchisees from each region.

Monies collected through the National Fund are used for the development and distribution of national, regional and/or local marketing efforts deemed to provide benefit to all franchisees within the Planet Beach system. In addition, funds are used for the creation of marketing materials and public relations which, in our judgment, promote the products and services offered by our franchisees.Marketing may consist of television, radio and/or print media advertisements. We are not obligated under our franchise agreements or any other agreement to spend any particular amount of National Fund contributions on the placement of marketing in a particular territory or geographic area. Contributions are recognized in the consolidated statements of income to the extent expenses are incurred. Any portion of National Fund contributions not spent during the fiscal year in which they accrue are carried forward to the following year, and are recorded as a deposit on the consolidated balance sheet.

Brand Development

Beginning April 1, 2008, franchisees entering the system will contribute 2% of gross sales (fees) for brand development. The Company has no obligation to carry forward any unspent brand development fees to the following year. Thus, brand development fees will be recognized in the consolidated statements of income in full as accrued, along with the brand development expenses. Brand developments fees are expected to be collected beginning in the third quarter of fiscal year 2008.

Regional Marketing Cooperatives

We also have established regional marketing cooperatives for the benefit of our franchisees within common geographical areas. From time to time, we determine whether a regional marketing cooperative is appropriate in a geographical area, define the geographic area relevant to each regional marketing cooperative, and determine the percentage of gross sales to be contributed for each regional marketing cooperative (which contribution may vary among cooperatives, depending on marketing costs and requirements in the region). We are responsible for administering each regional marketing cooperative, and may change, merge or dissolve any regional marketing cooperatives at our discretion.

Our individual franchisees market their spas in the local telephone directory or directories covering the area from which the spa is likely to draw customers. Such marketing is placed in accordance with size and content formulas provided by us to the franchisees. The cost of marketing in local telephone directories is borne by the individual franchisee.

Our Competition

As discussed above, we have developed the Contempo Spa concept to distinguish our Planet Beach spas from traditional day spas and tanning salons. Our franchisees compete mostly with independently owned tanning salons and day spas. With regard to franchise sales, we believe that we compete with the following companies directly: Hollywood Tans, Snap Fitness, Massage Envy, Hand and Stone Spa and Anytime Fitness. We are not aware of any competitor that has created a concept that is similar to our Contempo Spa that combines tanning and automated day spa services.

Our Competitive Strengths

We believe that we have the following competitive strengths in our industry that allow us to compete effectively:

•
Brand Market Differentiation. We have combined traditional indoor tanning and traditional day spas to form the Contempo Spa. No other franchise in the U.S. uses our business model. The traditional tanning and spa industries remain competitive with us. However, we have broadened our market from the traditional tanning salon by adding automated spa treatments.

•
Use of Automated Spa Equipment Reduces our Labor Costs. Through the use of automated/non-attended spa services, our franchisees are able to reduce labor costs because no staff members need be present during spa treatments. In addition, we believe that the use of automated spa equipment is attractive to an expanded client base that desires time sensitive, private and consistent services.

•
Our Convenient Locations Help to Increase Our Customer Base. We desire to become the “neighborhood spa” for our customer base by positioning our franchisee-owned outlets mainly in larger urban area shopping centers. We believe our outlets are well positioned to attract the demographic of customers that is most likely to patronize tanning salons or day spas.

•
Our Membership Based Revenue Model Provides us with a Consistent Revenue Stream. We are primarily a membership based service business. Our franchisees charge a monthly membership fee for different service offerings. Members can choose from different service levels, some of which include just tanning while others include tanning, automated spa treatments and access to on line personalized wellness recommendations. At the higher service levels, members receive reciprocation rights that allow them to visit any of our spa locations without paying any additional fee. This membership model creates a recurring, stable and non-seasonal revenue stream for us as compared to some of our competitors who charge for their services on an individual basis.

•
Capacity for Growth. We intend to reach new and existing customers by increasing our sales network and increasing the number of our franchisee-owned outlets both domestically and internationally. Over the last decade, we have developed a proven infrastructure that can now be leveraged to increase our outlet base domestically and serve as a model for our international outlet growth. This infrastructure is expected to help us to effectively manage rapid growth without the need to hire significant additional employees.

•	Experienced Management Team. Our management team has significant experience in the tanning and spa industries and has extensive experience in growing brands and in the retail environment.

Our Growth Strategy

We are committed to enhancing profitability and cash flows through the following strategies:

•
International Expansion. We have already accepted deposits or entered into master franchisor agreements with master franchisors in Ireland, Northern Ireland, United Kingdom, South Africa, and the Canadian provinces of Ontario, Alberta, British Columbia, Manitoba, and Saskatchewan. These contracts provide our master franchisors with the right to grant Planet Beach franchises in their assigned geographic region. The master franchisors develop their own franchise infrastructure in their assigned geographic areas. For example, the master franchisors are required directly, or through area representatives that they appoint, to sell, train, supply support and provide guidance to franchisees in their assigned areas. We are entitled to a master franchise fee upon the appointment of the master franchisor, and additional fees or royalties upon the sale of franchises and the revenues generated by franchise outlets in the assigned area. We plan to further expand our brand to other provinces in Canada and Australia, as well as other countries in Europe, South America, Central America, Middle East, and Asia.

•
Conversion of Independent Tanning Salons. Our franchisees, area representatives and internal staff are encouraged to identify independent tanning salons that could be converted into Planet Beach Contempo Spa locations. Since these existing locations are already configured as salons, they can easily be converted to accommodate the Contempo Spa structure. Also, since the tanning salon is already operating, there is a built in potential customer base that can positively affect outlet profitability. In addition, a typical conversion can be effected much more quickly and less costly than the opening of a new location since it is a remodel instead of an initial build out and the lease for the spa premises is already in place.

•
Increased Sales Through Multiple Store Openings. Increasing the number of total Contempo Spas will generally increase our fee and royalty revenues. In order to increase the number of total Contempo Spa locations, we provide economic incentives to our franchisees that encourage them to become multi-unit owners. For example, our franchise agreements charge lower license fees for the second, third and additional units than they do for the license relating to the initial unit. Our franchisees also benefit by having multiple store locations as they gain efficiencies through their experiences with multiple locations and they achieve economies of scale. Having more locations also helps us to achieve greater visibility and gives us greater brand awareness.

•
Increased Sales Network. We have recently expanded the duties of our senior sales executives to coordinate our area representatives, to assist with franchise sales by organizing promotional seminars, to ensure that the area representatives achieve their development targets and to ensure that the Contempo Spas in their areas are running efficiently and achieving maximum sales potential. We believe that by focusing on the performance of our area representatives we will be able to increase their performance, the performance of our franchisees and ultimately the level of fee and royalty income that we receive.

•
Same Store Sales. We seek to increase same store royalty streams and direct product sales by offering customers new add on products and services such as nutrition, holistic and skincare products and wellness services. For example, in the fourth quarter of fiscal year 2008 we intent to roll out a new wellness service that provides our customers personal meal planning. This service is provided conveniently on-line via our website and the meal plans are produced by a registered dietician. A recommendation of nutritional supplements based on their individual wellness goals will also be part of the service. These value added products and services are a way for us to generate additional royalty revenues from our existing locations.

•
Using Strategic Alliances to Increase Franchise Locations. We plan to form informal strategic alliances with synergistic businesses like gyms. The plan is to offer gyms and similar businesses a license to open up a Planet Beach franchise within their existing location. By opening up franchises in gyms and other businesses that have an existing client base, we believe that we will be able to more easily target that established client base. We believe that by opening franchises within gyms and other similar locations we can also increase our brand awareness by exposing the existing client base to the tanning and automated spa services that we offer.

Our Intellectual Property

Trademarks

Planet Beach Brands, an entity that is wholly-owned by our controlling stockholder, Stephen Smith, has registered the following proprietary trademarks on the Principal Register of the United States Patent and Trademark Office, except for the trademark Bronzen, which is owned by Planet Beach Franchising Corporation directly:

Trademark	Date Registered	Registration Number
Plant Beach (word mark)	June 10, 1997	2070046
Plant Beach (word mark)	June 25, 2002	2585483
Planet Beach Tanning · Spa	January 2, 2007	3195152
Planet Beach (design mark)	September 6, 2005	2991967
Bronzen	January 10, 2006	3038872
Contempo Spa (word mark)	September 25, 2007	3299750
Luminous Facial	October 30, 2007	3327379

Description	Date Applied	Serial Number
Fusion Facial	May 24, 2006	78891350
Planet Beach (design mark)	March 6, 2007	77123653

Planet Beach Brands has filed all required affidavits, and the registrations are not yet due for renewal. We do not own any state trademark registrations.

There are currently no effective determinations of the U.S. Patent and Trademark Office, Trademark Trial and Appeal Board, the trademark administrator of any state or any court; no pending interference, opposition or cancellation proceedings, nor any pending material litigation involving the proprietary trademarks.

We license the trademarks owned by Planet Beach Brands pursuant to an Amended and Restated Trademark and System License Agreement, or License Agreement that was entered into on September 15, 2008. Under the terms of the License Agreement, we have a worldwide, perpetual, royalty free license to use the trademarks in our business. Planet Beach Brands granted the license to us in exchange for the issuance to it of 5,626,604 shares of our Series A Preferred Stock. Our Series A Preferred Stock gives its holder the right to ten votes per share in all matters coming before the stockholders of our company for a vote. The Series A Preferred Stock is not convertible into our Common Stock and is only entitled to receive dividends when and if declared by the board of directors. The Series A Preferred Stock is not entitled to participate in the proceeds of any liquidation of our assets.

Patents, Copyrights and Proprietary Information

We do not own any registered patents or copyrights, which are material to the franchise; however, we claim common law copyright and trade secret protection for several aspects of the franchise system including our Operations Manual and our marketing and business materials. There are no current determinations, proceedings or litigation involving any of our copyrighted materials.

Franchises

As of September 15, 2008, we had 387 franchise outlets in the United States, Canada and Australia. The following table sets forth the location, by state and country, of these outlets.

State	Outlets	State	Outlets	State	Outlets

AL	5	LA	44	NY	5
AK	1	MA	2	OH	1
AZ	25	MD	1	OK	1
CA	40	MI	6	PA	8
CO	6	MN	17	SC	6
CT	1	MO	1	TN	6
DE	1	MS	3	TX	29
FL	63	MT	1	UT	2
GA	12	NC	18	VA	4
IA	8	ND	1	WA	8
ID	8	NE	1	WI	1
IL	6	NH	1	Canada	16
IN	4	NJ	13	Western Australia	2
KS	2	NM	2
KY	1	NV	4	TOTAL	387

Pursuant to our current franchise agreements, our franchisees are required to pay us a $30,000 initial franchise fee, a $21,000 fee if they purchase two additional unit locations, a $35,000 fee if they purchase four additional unit locations, and a $70,000 fee if they purchase nine additional unit locations. In addition, the franchisees are required to purchase all tanning and spa equipment from us. They are also required to purchase the products that they sell in their spas from us. We are also entitled to a royalty of six percent (6%) on the total sales at their spa locations collected monthly via ACH draft or credit card. In addition, franchisees that enter the system after March 31, 2008 are also required to contribute two percent (2%) of total sales to the brand development fund collected monthly via ACH draft or credit card. The franchisees are required to open up their spa locations within a specified time period after entering into the franchise agreement with us. The franchisees are required to operate the spas in accordance with our operations manual. Franchisees are required to comply with all applicable laws. The franchise agreement has a term of fifteen years and can be renewed for an additional five year term upon expiration of the original term as long as the franchisee is in compliance with the terms and conditions of the agreement. Terms and conditions of future franchise agreements may change.

Property

Planet Beach World Headquarters is located at 5145 Taravella Road, Marrero, LA 70072. We own two buildings, each with office and warehouse space having a combined total of 30,000 square feet. We do not own any franchise outlets. In March 2006, we entered into an operating agreement to operate one location on an interim basis until a franchisee was identified to take over this location. This operating agreement was transferred in July 2008 to a new franchisee.

In the past, Planet Beach Real Estate had entered into leases for various franchise locations and sublet the premises to our franchisees. We have discontinued this practice of entering into leases and then subletting the premises to our franchisees. However, Planet Beach Real Estate remains the sublessor or guarantor for approximately fifty six (56) locations. These fifty six (56) leases are expected to be renewed by the existing franchisee upon the expiration of the original lease without Planet Beach Real Estate as the guarantor. All of these leases are scheduled to expire on or prior to 2012.

Environmental Matters

Regulations relating to the protection of the environment have not had a significant effect on our capital expenditures, earnings or competitive position. Our operations are not energy intensive, and we are not engaged in producing consumer products.

Our Employees

As of September 15, 2008, we employed 73 full-time employees and 1 part-time employee. The following table sets forth the number of our employees by function as of September 15, 2008.

Functions	As of September 15, 2008
Franchise sales	7
Product and equipment sales	13
Customer and franchisee support	18
IT and marketing	10
Administration, accounting, and legal	9
Executive management	12
Location construction and leasing	5
TOTAL	74

Insurance

We maintain property insurance for our administrative office buildings. The combined limits of our commercial property, commercial wind and hail, and flood policies total $7.3 million. We also maintain general liability insurance, business interruption insurance, directors and officers insurance, employment practices liability insurance, workmans compensation insurance, and key-man life insurance. We believe our insurance coverage is customary and standard of companies of comparable size in comparable industries in the United States.

Litigation

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that could have a material adverse effect on our business, financial condition or operating results. . At September 15, 2008, we were party to various lawsuits filed by current and former franchisees. Our outside counsel is not able to determine the probable outcome of these cases. We believe the suits are without merit and are vigorously defending our position. Accordingly, no amounts are recorded in the consolidated statements of operations in connection with these lawsuits.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following sets forth the name and position of each of our current executive officers and directors and our key employees.

Name	Age	Position

Stephen P. Smith	45	Chief Executive Officer and President

Nancy M. Price	40	Senior Vice President of Sales

Craig M. Berner	45	Chief Financial Officer

Richard L. Juka	49	Senior Vice President and Chief Operating Officer

David Mesa, Jr.	38	Vice President of International Franchising

Toby Kendall	34	Vice President and Chief Information Officer

Tiffany Lassiegne	28	Vice President of Entertainment and Media

Katie Moll	31	Vice President of Franchise Relations

Stephen P. Smith. Mr. Smith is the co-founder of the company and has served as President and Chief Executive Officer since April 1996. He received a BA in Political Science from the University of Mississippi, a Masters in Organizational Management from the University of Phoenix, and the distinguished Certified Franchise Executive (CFE) designation from the International Franchise Association for his work and study in the franchise industry.

Mr. Smith has an extensive business background, which includes being an entrepreneur since 1986. He opened and operated Bodyplex Fitness Center from 1986 – 1989, Bay Street Tanning Boutique from 1988 – 1989, and was a licensee of three Gold’s Gym locations from 1989 – 1995. Mr. Smith also opened the original Planet Beach salon in New Orleans, Louisiana in 1995, which was first called Electric Beach; he still owns this salon today. In 1996, Mr. Smith founded Planet Beach Franchising Corporation and began franchising that same year.

Nancy M. Price. Ms. Price has served as the Senior Vice President of Sales since 1996. Ms. Price is a Certified Franchise Executive. Ms. Price received the designation of Certified Franchise Executive (CFE) from the International Franchise Association for her work and study in the franchise industry.

Ms. Price has studied Health and Physical Education while attending Southeastern Louisiana University at Hammond from 1986-1990.  She has 12 years experience in the health club industry and a total of 23 years experience in membership sales.  Additionally, Ms. Price acted as the National Marketing Representative for Sydney Frank Importing Company, Inc. from 1988 – 1992 and also acted in the role of Corporate Trainer for the outside field staff of models and promoters

Craig M. Berner. Mr. Berner has served as the Chief Financial Officer since August 2007. Prior to that time, Mr. Berner served as Associate Controller and Director of Accounting for Tulane University from October 1999 to August 2007, and Manager of Budgeting and Financial Reporting for Tidewater Inc. from March 1998 to October 1999. Mr. Berner, who is a Certified Public Accountant, has a BS in Accounting from the University of New Orleans and a MBA from the A.B. Freeman School of Business at Tulane University, with a concentration in finance and management.

Richard L. Juka. Mr. Juka has served as our Senior Vice President and Chief Operating Officer since July, 1996. Prior to joining Planet Beach Franchising Corporation, Mr. Juka served as Store Director and Field Operator for Pet Smart from 1991 until 1996. He was with Pet Smart during their 1993 Initial Public Offering. Additionally, Mr. Juka worked for two publicly traded companies in the home improvement industry. In 2002, Mr. Juka received the designation of Certified Franchise Executive (CFE) from the International Franchise Association for his work and study in the franchise industry.

David Mesa, Jr. Mr. Mesa currently serves as the Vice President of International Franchising for PBFC. Prior to joining Planet Beach, Mr. Mesa served eight years in the Unites States Marine Corp as an Air Traffic Controller, receiving an honorable discharge.  Additionally, Mr. Mesa also served as Director of Business Operations for Allegis Group, a personnel staffing company, for eight years. In 2005, he received the designation of Certified Franchise Executive (CFE) by the International Franchising Association for his work and study in the franchise industry.

Toby Kendall. Mr. Kendall has held the position of Chief Information Officer of Planet Beach Franchising Corporation since September 1998. His overall responsibilities include overseeing all Information Technology initiatives; including the development and deployment of Solarware.net. Solarware.net is Planet Beach’s enterprise management application controlling point of sale, customer management, and data harvesting and reporting to the corporate headquarters. To successfully carryout this duty, Mr. Kendall has the help of an experienced software developers, network engineers, and technical support personnel.

Mr. Kendall has been a member of the Planet Beach executive team for 10 years and has demonstrated has ability to design, develop and deploy robust information technology solutions that resolve business requirements and objectives.

Tiffany Lassiegne. Mrs. Lassiegne presides as the Vice President of Entertainment and Media. She began her career with Planet Beach in December of 2000 and has been promoted into numerous positions within the company, while also becoming a Planet Beach Franchisee for three years. Her last few titles were Director of Franchise Relations, Director of Spa Tempo Media Department, and in January of 2009 was promoted to Vice President of Entertainment and Media.

She was previously employed as the Executive Producer of the Early Morning News at WWL-870 am radio, an Entercom Communications station in New Orleans, while attending Loyola University. She received her Bachelors of Science degree in Business Management in 2005. In 2007, Tiffany earned her Masters degree in Business Management.

Katie Moll. Ms. Moll has served as the Vice President of Franchise Relations since February 2003. She began her career with Planet Beach in December of 1995 as an associate at the company's first location in Uptown New Orleans, while attending Tulane University.  In September of 1999, Ms. Moll became the General Manager of the Planet Beach in Marrero, LA.  In March of 2000, she began working for Planet Beach Franchising Corporation and in February of 2003 she was promoted to the executive position she now holds.

Family Relationships

Nancy M. Price and David Mesa, Jr. are siblings.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors, director nominees or executive officers have been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

EXECUTIVE COMPENSATION

Summary Compensation Table – 2007 and 2006

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)
Stephen P. Smith	2006	213,875	35,794	-	249,669
Chief Executive Officer and President	2007	257,208	17,691	-	274,899
Richard L. Juka,	2006	164,166	97,025	-	261,191
Senior Vice President and Chief Operating Officer	2007	196,625	71,951	-	268,576
Nancy Price,	2006	95,703	103,819	-	199,522
Senior Vice President of Sales	2007	107,250	77,353	-	184,603

Employment Agreements

We do not currently have employment agreements with any of our named executive officers. Each of our named executive officers has been with Planet Beach since its incorporation in 1996. Currently, compensation for the named executive officers is based on prevailing marketing conditions in the United States southern region for a company of our size. Our CEO and President, Stephen P Smith, earns a fixed base salary and a bonus, which is based on overall company profit; our Senior Vice President and Chief Operating Officer, Richard L. Juka, earns a fixed base salary and bonuses, which are based on department profit and overall company profit; and our Senior Vice President of Sales, Nancy Price, earns a fixed base salary and bonuses, which are based on department profit and overall company profit.

Compensation of Directors

During the 2006 and 2007 fiscal years, no member of our board of directors received any compensation for service as a director.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN
CONTROL PERSONS; CORPORATE GOVERNANCE

Transactions with Related Persons

The following includes a summary of transactions since the beginning of the 2006 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved that exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Stephen Smith, our President, CEO, director and majority stockholder owns a Contempo Spa, which does not pay royalties to the Company. Under the terms of the franchise agreement in effect during 1996, the period in which this franchise opened, royalties paid to the Company were fixed at $250 per month for the duration of the agreement. Therefore, the amount of royalties that would have been paid by this location to the Company would have been $3,000 annually. At December 31, 2007, the amount due to the Company from the Contempo Spa owned by Mr. Smith was $17,187.

We license the trademarks owned by Planet Beach Brands pursuant to the Amended and Restated Trademark and System License Agreement, or License Agreement, which was entered into on September 15, 2008. Planet Beach Brands is wholly-owned by Stephen P. Smith, our controlling stockholder, chief executive officer, director and president. Under the terms of the License Agreement, we have a worldwide, perpetual, royalty free license to use the trademarks in our business. Planet Beach Brands granted the license to us in exchange for the issuance to it of 5,626,604 shares of our Series A Preferred Stock. Our Series A Preferred Stock gives its holder the right to ten votes per share in all matters coming before the stockholders of our company for a vote. The Series A Preferred Stock is not convertible into our Common Stock and is only entitled to receive dividends when and if declared by the board of directors. The Series A Preferred Stock is not entitled to participate in the proceeds of any liquidation of our assets.

Promoters and Certain Control Persons

We did not have any promoters at any time during the past five fiscal years.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers have been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Director Independence

Currently, none of our directors are independent. However, we anticipate that we will, at some point in the future, appoint new independent directors to pursuant to the independent director standards of the NASDAQ Global Market.

Board Meetings and Committees; Annual Meeting Attendance

Our current board of directors is comprised of the principle owners of the company, including Stephen P. Smith, Richard L. Juka, and Nancy M. Price. .

We currently do not have standing audit, nominating or compensation committees. Our entire board of directors handles the functions that would otherwise be handled by each of the committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, and evaluating our accounting policies and system of internal controls. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

Our board of directors has not made a determination as to whether any member of our board is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert. We currently do not have a formal process for security holders to send communications to the board. We intend, however, to establish such a process as soon as practicable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth information known to us with respect to the beneficial ownership of our Common Stock and our Series A Preferred Stock as of September 15, 2008 for: (i) each person known by us to beneficially own more than 5% of our voting securities, (ii) each named executive officer, (iii) each of our directors, and (iv) all of our named executive officers and directors as a group.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership of Common Stock(1) (2)	Percent of Common Stock(3)	Amount and Nature of Beneficial Ownership of Series A Preferred Stock	Percent of Series A Preferred Stock
Stephen P. Smith President, CEO and Director	28,133,024	57.71%	5,626,604	80.6%
Richard L Juka Senior Vice President, COO and Director	6,770,527	13.89%	1,354,106	19.4%
Nancy M. Price Senior Vice President of Sales and Director	4,100,811	8.41%	-	-
All officers and directors as a group (3 people)\ Over 5% Beneficial Owners
Stephen P. Smith	28,133,024	57.71%	-	-
Richard L Juka	6,770,527	13.89%	-	-
Nancy M. Price	4,100,811	8.41%	-	-

(1)
The number of shares beneficially owned is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power, and also any shares which the individual has the right to acquire within 60 days of the Record Date, through the exercise or conversion of any stock option, convertible security, warrant or other right (a “Presently Exercisable” security). Including those shares in the table does not, however, constitute an admission that the named shareholder is a direct or indirect beneficial owner of those shares.

(2)
Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of common stock listed as owned by that person or entity.

(3)	A total of 40,708,249 shares of the Company’s common stock are considered to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue up to 100,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share. As of September 15, 2008, we had a total of 40,708,249 shares of common stock outstanding and 6,980,710 shares of preferred stock outstanding.

Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. Our bylaws provide that elections for directors shall be by a plurality of votes. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock might tend to discourage or render more difficult a merger or other change of control.

On September 15, 2008, our board of directors established our Series A Preferred Stock. We are authorized to issue up to 6,980,710 shares of Series A Preferred Stock. Our Series A Preferred Stock gives its holder the right to ten votes per share in all matters coming before the stockholders of our company for a vote. The Series A Preferred Stock is not convertible into our Common Stock and is only entitled to receive dividends when and if declared by the board of directors. The Series A Preferred Stock is not entitled to participate in the proceeds of any liquidation of our assets.

There are currently 6,980,710 shares of Series A Preferred Stock issued and outstanding. Planet Beach Brands, which is wholly-owned by Stephen P. Smith, our controlling stockholder, chief executive officer, director and president owns 5,626,604 shares of this Series A Preferred Stock. The remaining Series A Preferred Stock, 1,354,106 shares, are owned by Richard Juka, our senior vice president and chief operating officer.

Transfer Agent and Registrar

Our independent stock transfer agent is Securities Transfer Corporation located in Frisco, TX. Their mailing address is 2591 Dallas Parkway, Suite 102, Frisco, TX 75034. Their phone number is (469) 633-0101.

SHARES ELIGIBLE FOR FUTURE SALE

As of September 15, 2008, there were 40,708,249 shares of our common stock outstanding.

Shares Covered by this Prospectus

All of the 6,000,000 shares being registered in this offering may be sold without restriction under the Securities Act of 1933.

Rule 144

The SEC recently adopted amendments to Rule 144 which became effective on February 15, 2008 and apply to securities acquired both before and after that date. Under these amendments, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale, (ii) we are subject to the Exchange Act reporting requirements for at least 90 days before the sale and (iii) if the sale occurs prior to satisfaction of a one-year holding period, we provide current information at the time of sale.

Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of securities of the same class then outstanding, which will equal approximately 467,082 shares immediately after this offering; or

•	the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

However, since we anticipate that our shares will be quoted on the Over-the-Counter Bulletin Board, which is not an “automated quotation system,” our stockholders will not be able to rely on the market-based volume limitation described in the second bullet above. If, in the future, our securities are listed on an exchange or quoted on NASDAQ, then our stockholders would be able to rely on the market-based volume limitation. Unless and until our stock is so listed or quoted, our stockholders can only rely on the percentage based volume limitation described in the first bullet above.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144. The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this prospectus.

PLAN OF DISTRIBUTION

Currently we plan to have our officers sell the common shares on a self-underwritten basis. They will receive no discounts or commissions. Our officers will deliver prospectuses to these individuals and to others who they believe might have interest in purchasing all or a part of this offering.

We may also retain licensed broker/dealers to assist us in the offer and sale of shares of our common stock. At this time we do not have any commitments, agreements or understandings with any broker/dealers. The maximum underwriting discounts and commissions we are willing to pay to engage broker/dealers is 10%. In the event that we retain any broker/dealers to assist in the offer and sale of shares of our common stock, we will update this prospectus accordingly.

In order to buy shares of our common stock, you must complete and execute the subscription agreement and return it to us at 5145 Taravella Road, Marrero, Louisiana 70072. Payment of the purchase price must be made by check payable to the order of “Planet Beach Franchising Corporation.”

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after we receive them.

Our officers will not register as a broker/dealer under Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer’s securities and not be deemed to be a broker/dealer. The conditions are that:

1.	The person is not statutorily disqualified, as that term is defined in Section 3(a)(39) of the Exchange Act, at the time of his participation; and,

2.	The person is not at the time of their participation, an associated person of a broker/dealer; and,

3.
The person meets the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii). The officers that will be engaged in the sale of this offering are Stephen Smith, Nancy Price and Richard Juka.

Our officers and directors are not statutorily disqualified, are not being compensated, and are not associated with a broker/dealer. They are and will continue to be one of our officers and directors at the end of the offering and have not been during the last twelve months and are currently not broker/dealers or associated with a broker/dealers. They have not nor will not participate in the sale of securities of any issuer more than once every twelve months.

Only after our registration statement is declared effective by the SEC, do we intend to advertise, through tombstones, and hold investment meetings in various states where the offering will be registered. We will utilize the Internet to advertise our offering. We will also distribute the prospectus to potential investors at the meetings and to our friends and relatives who are interested in us and a possible investment in the offering. We may also distribute prospectuses and offer to sell shares of our common stock registered under this prospectus to our vendors for cash or in consideration of the forgiveness of indebtedness that we owe to them either through our vendor partnership program or otherwise.

We intend to sell our shares in the United States of America.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Thelen LLP, Washington, D.C.

EXPERTS

The audited consolidated financial statements of Planet Beach Franchise Corporation and Subsidiaries as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 included herein and elsewhere in the Registration Statement have been audited by Postlethwaite & Netterville, APAC, independent public accountants, as indicated in their report with respect thereto appearing elsewhere herein and in the registration statement, and are included in reliance on such report, given upon the authority of said firm as an experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

FINANCIAL STATEMENTS

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets

	June 30, 2008	December 31, 2007
	(Unaudited)	(See Note 1)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$380,262	$909,010
Accounts receivable, net of allowance for doubtful accounts of $412,766 and $421,072, respectively	1,653,444	1,244,486
Due from employees	50,225	16,453
Notes receivable	613,655	24,263
Inventory	975,275	1,286,701
Investments	430,684	512,295
Prepaid expenses	150,175	109,745
Other current assets	221,374	63,290

Total current assets	4,475,094	4,166,243

PROPERTY, PLANT AND EQUIPMENT, NET	2,023,145	2,069,595

OTHER ASSETS
Salon lease deposits	249,033	249,033
Notes receivable	898,037	274,977

Total other assets	1,147,070	524,010

TOTAL ASSETS	$7,645,309	$6,759,848

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of notes payable	$351,580	$177,287
Line of credit	287,112	243,907
Accounts payable	1,498,084	1,583,687
Customers' deposits	212,779	1,065,022
National advertising deposits	279,304	308,149
Accrued liabilities	758,235	694,889
Deferred revenue	930,316	-

Total current liabilities	4,317,410	4,072,941

LONG-TERM LIABILITIES
Sub-lessee deposits	377,418	380,991
Notes payable	2,668,510	2,211,870

Total long-term liabilities	3,045,928	2,592,861

Total liabilities	7,363,338	6,665,802

STOCKHOLDERS' EQUITY
Common stock, $0.0001 par value;
Shares authorized: 100,000,000;
Shares issued: 12,955,015;
Shares outstanding: 12,525,615	1,296	1,296
Additional paid-in capital	134,454	134,454
Retained earnings	355,572	85,230
Accumulated other comprehensive income (loss)	(34,351)	48,066
Treasury stock, at cost	(175,000)	(175,000)

Total stockholders' equity	281,971	94,046

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,645,309	$6,759,848

The accompanying notes are an integral part of these statements.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Consolidated Statements of Income
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
OPERATING REVENUES
Sales of spa equipment and products	$4,147,206	$4,113,752	$9,086,721	$9,021,309
Initial franchise fees	236,308	588,263	868,909	946,763
Royalties	1,648,464	1,441,801	3,164,327	2,736,120
National advertising fees recognized	229,212	58,208	444,852	184,159
Area developer fees	367,476	100,471	863,120	394,211
Transfer fees	57,999	73,908	114,250	134,408
Site design and tenant placement fees	46,361	56,148	106,508	88,479
Company operated salon and convention revenue	65,059	43,147	98,984	80,219

Total operating revenues	6,798,085	6,475,698	14,747,671	13,585,668

OPERATING EXPENSES
Cost of goods sold	3,133,144	3,096,765	6,923,002	6,800,630
Operating expenses	1,360,104	1,006,096	2,669,820	2,023,137
Salaries and bonuses	1,772,594	1,623,177	3,599,291	3,184,000
Commissions	560,104	671,476	1,203,839	1,240,056

Total operating expenses	6,825,946	6,397,514	14,395,952	13,247,823

INCOME (LOSS) FROM OPERATIONS	(27,861)	78,184	351,719	337,845

OTHER INCOME (EXPENSE)
Interest income	-	3,653	7,021	3,917
Interest expense	(57,540)	(66,521)	(103,290)	(118,206)
Other income	4,380	314	14,892	10,564

Total other income (expense)	(53,160)	(62,554)	(81,377)	(103,725)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(81,021)	15,630	270,342	234,120

Provision for income tax	-	-	-	-

NET INCOME (LOSS)	$(81,021)	$15,630	$270,342	$234,120

EARNINGS PER COMMON SHARE

BASIC AND DILUTED	$(0.01)	$0.00	$0.02	$0.02

WEIGHTED AVERAGE SHARES OUTSTANDING

BASIC AND DILUTED	12,525,615	12,540,015	12,525,615	12,035,015

The accompanying notes are an integral part of these statements.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Consolidated Statements of Stockholder’ Equity
(unaudited)

					ACCUMULATED
					OTHER
	COMMON STOCK		PAID-IN	RETAINED	COMPREHENSIVE	TREASURY STOCK
	SHARES	AMOUNT	CAPITAL	EARNINGS	INCOME	SHARES	AMOUNT	TOTAL

BALANCE, January 1, 2008	12,955,015	$1,296	$134,454	$85,230	$48,066	429,400	$(175,000)	$94,046

Other comprehensive income:
Net Income	-	-	-	270,342	-	-	-	270,342
Net unrealized loss on investments	-	-	-	-	(81,611)	-	-	(81,611)
Foreign currency translation adjustment, net of tax expense	-	-	-	-	(806)	-	-	(806)
Total comprehensive income								187,925

BALANCE, June 30, 2008	12,955,015	$1,296	$134,454	$355,572	$(34,351)	429,400	$(175,000)	$281,971

The accompanying notes are an integral part of these statements.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flow
(unaudited)

	Six Months Ended June 30,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$270,342	$234,120
Adjustments to reconcile net income to net cash
used in operating activities:
Depreciation expense	112,500	101,974
Bad debt expense	17,215	6,791
Changes in operating assets and liabilities:
National advertising deposits	(28,845)	238,127
Accounts receivable	(426,173)	(212,857)
Other current assets	(232,286)	(62,251)
Inventory	311,426	342,318
Accounts payable	664,397	(232,983)
Customers' deposits	(852,243)	(818,093)
Accrued liabilities	63,346	53,364

Net cash used in operating activities	(100,321)	(349,490)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment	(66,050)	(173,957)
Increase in investments	(806)	(12,718)
Increase in notes receivable	(282,136)	(223,842)

Net cash used in investing activities	(348,992)	(410,517)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in line of credit	43,205	498,274
Proceeds from long-term debt	-	75,514
Payments on long-term debt	(119,067)	(45,821)
Payments on capital lease	-	(14,514)
Net change in sub-lessee deposits	(3,573)	531
Common stock issuance	-	1,010
Payment of dividends	-	(8,055)

Net cash (used in) provided by financing activities	(79,435)	506,939

NET DECREASE IN CASH AND CASH EQUIVALENTS	(528,748)	(253,068)

CASH AND CASH EQUIVALENTS-BEGINNING OF PERIOD	909,010	641,697

CASH AND CASH EQUIVALENTS-END OF PERIOD	$380,262	$388,629

The accompanying notes are an integral part of these statements.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1.	Organization and Significant Accounting Policies

Planet Beach Franchising Corporation (the Company) was initially incorporated on September 26, 1996, under the laws of the State of Louisiana. On March 25, 2008, the Company reincorporated under the laws of the State of Nevada. In conjunction with the reincorporation, authorized common stock was increased from 15 million to 100 million shares, and the par value decreased from $0.001 to $0.0001 per common share. In addition, 10 million shares of preferred stock having a par value of $0.0001 per share were authorized for issuance. Currently, the Company is engaged in the business of selling contempo spa franchises throughout the United States, Canada, and Australia. In addition, the Company sells spa equipment and products to new and existing franchisees.

During 2002, the Company established Planet Beach Real Estate, LLC (PBRE) in which the Company is the sole member. PBRE was established to facilitate leasing arrangements between property owners and franchisees. PBRE entered into leasing arrangements with property owners and subleased these locations to franchisees. The Company no longer performs this subleasing service and is currently negotiating with lease landlords and franchisee tenants to remove the Company’s name as guarantor on all PBRE leases outstanding. PBRE has not executed a new lease since 2005.

During 2007, the Company established Planet Beach International, LLC (PBI) in which the Company is the sole member. PBI was established to recruit master franchisors in international locations under long-term contractual arrangements; whereby, the master franchisor would be given the right to sell Planet Beach Contempo Spa Franchises within the designed international region. Master franchisors would pay an initial master franchise fee upon entering the agreement. The master franchisor would also remit to the Company a percentage of the license fee, product and equipment sales, and royalties collected from the international franchise locations.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1.	Organization and Significant Accounting Policies (continued)

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal reoccurring accruals) considered necessary for a fair presentation of the interim financials have been included.

Operating results for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008. The balance sheet at December 31, 2007 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report for the year ended December 31, 2007.

2.	New Accounting Pronouncement

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial assets and liabilities and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted SFAS No. 159 on January 1, 2008. The adoption of this statement did not have a significant impact on its financial position, results of operations or cash flows.

3.	National Advertising

Prior to April 1, 2008, franchisees contributed 1% of gross sales (fees) to the National Advertising Fund for the development and distribution of national marketing efforts deemed to provide benefit to all franchisees within the Planet Beach system. National advertising fees not spent in the fiscal year collected are carried forward to the following year, and are recorded as a deposit on the consolidated balance sheet. National advertising fees are recognized in the consolidated statements of income to the extent expenses are incurred. These expenses are included in operating expenses in the consolidated statements of income.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

3.	National Advertising (continued)

Advertising fees contributed to the fund totaled $217,737 and $182,410 for the three months ended June 30, 2008 and 2007, and $421,606 and $357,058 for the six months ended June 30, 2008 and 2007. Beginning April 1, 2008, franchisees entering the system will pay monthly fees equal to 2% of gross sales for brand development. The Company has no obligation to carry forward any unspent brand development fees to the following year. Thus, brand development fees and brand development expenses will be recognized in the consolidated income statement as incurred. Brand developments fees are expected to be collected beginning in the third quarter of 2008.

4.	Investments

Net unrealized gain (loss) on investments in the amount of ($19,044) and $31,254 for the three months ended June 30, 2008 and 2007, and ($81,611) and $30,047 for the six months ended June 30, 2008 and 2007, respectively, has been included in accumulated other comprehensive income.

5.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	June 30, 2008	December 31, 2007
Land	$210,000	$210,000
Building and building improvements	1,556,120	1,550,720
Tanning beds	384,133	384,133
Computer equipment	642,520	585,833
Furniture, fixtures and equipment	152,964	149,001
Software	357,207	357,207

	3,302,944	3,236,894
Less: accumulated depreciation	(1,279,799)	(1,167,299)

Property, plant and equipment, net	$2,023,145	$2,069,595

Depreciation expense associated with property, plant and equipment charged to operations totaled $56,250 and $50,987 for the three months and $112,500 and $101,974 for the six months ended June 30, 2008 and 2007, respectively. Substantially all of the Company’s building and building improvements are pledged as collateral for various loans of the Company. (See Note 7.)

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

6.	Line of Credit

The Company has outstanding balances on lines of credit of $287,112 and $243,907 at June 30, 2008 and December 31, 2007, respectively. At June 30, 2008 and December 31, 2007, interest is paid monthly at rates ranging from 5.50% to 8.25%. In 2006, the Company obtained a portfolio credit line which is held by the Company’s investment broker. This credit line is secured by the Company’s investments which are held with the Company’s investment broker. Total amounts available on lines of credit at June 30, 2008 and December 31, 2007 were $8,366 and $46,649, respectively.

7.	Long-Term Debt

The following is a summary of the Company’s long-term debt:

	June 30, 2008	December 31, 2007
Note Payable–Bank, payable in monthly installments of $6,837, including interest of 6.54%, through March 2027, secured by building.	$878,456	$890,737

Note Payable–Bank, payable in monthly installments of $9,170, including interest of 8.25%, through June 2012, with final payment estimated to be $459,755 on July 19, 2012, secured by accounts receivable and inventory.	701,794	727,030

Note Payable–SBA, payable in monthly installments ranging from $5,553 through $4,754, including interest of 5.79%, through June 2027, secured by building and building improvements.	610,511	623,771

Note Payable – Vendor, payable in monthly installments of $18,099, including interest of 7.00%, through April 2012, secured by majority stockholders’ common stock	722,968	–

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

7.	Long-Term Debt (continued)

	June 30, 2008	December 31, 2007
Note Payable – Bank, payable in monthly installments of $2,383, including interest of 3.88% through January 2010, secured by certificate of deposit of the Company.	51,352	64,177

Note Payable – Individual, non-interest bearing, and payable in monthly installments of $4,000 through, June 2009, secured by stock of the Company.	47,581	71,583

Note Payable – Bank, payable in monthly installments of $771 including interest of 5.80%, through December 2008, secured by equipment.	7,428	11,859

	3,020,090	2,389,157
Less current portion	351,580	177,287

	$2,668,510	$2,211,870

On February 29, 2008, the company converted $750,000 of outstanding accounts payable with its primary equipment and supplies vendor to a four-year note payable, with an interest rate of 7.00%, payable in monthly installments of $18,099 beginning May 10, 2008.

Interest expense charged to operations totaled $57,540 and $66,521 for the three months and $103,290 and $118,206 for the six months ended June 30, 2008 and 2007, respectively.

8.	Income Taxes

The Company applied its operating loss carryforward to eliminate taxable net income for the six months ended June 30, 2008. At July 1, 2008, the company has $14,892 in operating loss carryforwards and $41,887 in employee tax credits available to offset future net income.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

9.	Commitments and Contingencies

During 2002, the Company entered into a product purchase agreement (Purchase Agreement) with its primary vendor (Vendor) for tanning beds and supplies whereby the Company agreed to purchase exclusively from the Vendor all tanning equipment and all lamps, parts, accessories, lotions, skin and hair care products, cleaning equipment and other tanning related products used or sold in salons owned, operated, or franchised by the Company. In addition, the Company agreed to designate in existing and future franchise agreements the Vendor as the exclusive supplier of equipment and supplies to the Company. This Purchase Agreement is in effect through 2017. Due to this arrangement, the Company purchased approximately $3,736,000 of its spa equipment and products from this Vendor for the six months ended June 30, 2008.

At June 30, 2008 and December 31, 2007, the Company was party to various lawsuits filed by current and former franchisees. Outside counsel for the Company is not able to determine the probable outcome of these cases. The Company believes the suits are without merit and is vigorously defending its position. Accordingly, no amounts are recorded in the consolidated statements of income in connection with these lawsuits.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Planet Beach Franchising Corporation
And Subsidiaries
Marrero, Louisiana:

We have audited the accompanying consolidated balance sheets of Planet Beach Franchising Corporation and Subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Planet Beach Franchising Corporation and Subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Postlethwaite & Netterville, APAC

Metairie, Louisiana
September 19, 2008

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets

	December 31,
	2007	2006

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$909,010	$641,697
Accounts receivable, net of allowance for doubtful
accounts of $421,072 and $357,348, respectively	1,244,486	1,216,891
Due from employees	16,453	29,887
Notes receivable	24,263	17,944
Inventory	1,286,701	1,131,507
Investments	512,295	590,987
Deferred tax asset	-	52,873
Prepaid expenses	109,745	64,216
Other current assets	63,290	72,046

Total current assets	4,166,243	3,818,048

PROPERTY, PLANT AND EQUIPMENT, NET	2,069,595	1,986,240

OTHER ASSETS
Salon lease deposits	249,033	258,480
Notes receivable	274,977	329,739

Total other assets	524,010	588,219

TOTAL ASSETS	$6,759,848	$6,392,507

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of notes payable	$177,287	$619,593
Current maturities of capital leases	-	26,743
Line of credit	243,907	517,874
Accounts payable	1,583,687	1,383,649
Customers' deposits	1,065,022	956,653
National advertising deposits	308,149	149,317
Accrued liabilities	694,889	768,988

Total current liabilities	4,072,941	4,422,817

LONG-TERM LIABILITIES
Sub-lessee deposits	380,991	385,453
Notes payable	2,211,870	1,062,577
Capital leases	-	2,285
Deferred taxes payable	-	57,524

Total long-term liabilities	2,592,861	1,507,839

Total liabilities	6,665,802	5,930,656

STOCKHOLDERS' EQUITY
Common stock, $.001 par value;
Shares authorized: 15,000,000, respectively
Shares issued: 12,955,015 and 11,945,015, respectively
Shares outstanding: 12,525,615 and 11,530,015, respectively	12,955	11,945
Additional paid-in capital	122,795	122,795
Retained earnings	85,230	403,973
Accumulated other comprehensive income	48,066	80,638
Treasury stock, at cost	(175,000)	(157,500)

Total stockholders' equity	94,046	461,851

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,759,848	$6,392,507

The accompanying notes are an integral part of these statements.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations

	Years Ended December 31,
	2007	2006	2005
OPERATING REVENUES
Sales of spa equipment and products	$17,585,785	$18,980,054	$11,947,850
Initial franchise fees	2,031,123	2,394,849	3,432,750
Royalties	5,033,646	4,142,903	2,798,552
National advertising fees recognized	551,312	323,190	370,736
Area developer fees	412,887	262,132	633,477
Transfer fees	276,908	136,350	143,500
Site design and tenant placement fees	220,538	215,521	168,572
Company operated salon and convention revenue	319,379	282,835	71,466

Total operating revenues	26,431,578	26,737,834	19,566,903

OPERATING EXPENSES
Cost of goods sold	13,369,056	14,614,563	9,730,844
Operating expenses	4,632,521	4,617,682	3,204,618
Salaries and bonuses	6,616,676	5,383,305	4,379,157
Commissions	2,012,692	1,918,525	2,448,699

Total operating expenses	26,630,945	26,534,075	19,763,318

INCOME (LOSS) FROM OPERATIONS	(199,367)	203,759	(196,415)

OTHER INCOME (EXPENSE)
Interest income	12,991	30,726	20,729
Interest expense	(174,204)	(85,468)	(120,209)
Other income	45,241	53,108	131,953

Total other income (expense)	(115,972)	(1,634)	32,473

INCOME (LOSS) BEFORE PROVISION
FOR INCOME TAXES	(315,339)	202,125	(163,942)

Provision (benefit) for income tax	(4,651)	81,616	(132,809)

NET INCOME (LOSS)	$(310,688)	$120,509	$(31,133)

The accompanying notes are an integral part of these statements.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity

					ACCUMULATED
					OTHER
	COMMON STOCK		PAID-IN	RETAINED	COMPREHENSIVE	TREASURY STOCK
	SHARES	AMOUNT	CAPITAL	EARNINGS	INCOME	SHARES	AMOUNT	TOTAL

BALANCE, January 1, 2005	11,945,015	$11,945	$122,795	$491,886	$(4,038)	414,000	$(156,500)	$466,088

Other comprehensive income:
Net loss	-	-	-	(31,133)	-	-	-	(31,133)
Net unrealized gains on investments	-	-	-	-	16,165	-	-	16,165
Foreign currency translation adjustment, net of tax expense	-	-	-	-	12,193	-	-	12,193
Total comprehensive income								(2,775)

Dividends paid	-	-	-	(49,843)	-	-	-	(49,843)
Purchase of treasury stock	-	-	-	-	-	1,000	(1,000)	(1,000)

BALANCE, December 31, 2005	11,945,015	11,945	122,795	410,910	24,320	415,000	(157,500)	412,470

Other comprehensive income:
Net income	-	-	-	120,509	-	-	-	120,509
Net unrealized gains on investments	-	-	-	-	21,837	-	-	21,837
Foreign currency translation adjustment, net of tax expense	-	-	-	-	34,481	-	-	34,481
Total comprehensive income								176,827

Dividends	-	-	-	(127,446)	-	-	-	(127,446)

BALANCE, December 31, 2006	11,945,015	11,945	122,795	403,973	80,638	415,000	(157,500)	461,851

Other comprehensive income:
Net Loss	-	-	-	(310,688)	-	-	-	(310,688)
Net unrealized loss on investments	-	-	-	-	(34,068)	-	-	(34,068)
Foreign currency translation adjustment, net of tax expense	-	-	-	-	1,496	-	-	1,496
Total comprehensive income								(343,260)

Stock Issuance	1,010,000	1,010						1,010
Dividends paid	-	-	-	(8,055)	-	-	-	(8,055)
Purchase of treasury stock	-	-	-	-	-	14,400	(17,500)	(17,500)

BALANCE, December 31, 2007	12,955,015	$12,955	$122,795	$85,230	$48,066	429,400	$(175,000)	$94,046

The accompanying notes are an integral part of these statements.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flow

	Years Ended December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(310,688)	$120,509	$(31,133)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation expense	203,951	156,108	162,305
Bad debt expense	129,430	110,907	168,323
Area developer fees financed	-	12,681	-
Sale of spa financed	-	112,918	-
Changes in operating assets and liabilities:
Deferred tax (benefit) expense	(4,651)	70,624	(71,017)
National advertising deposits	158,832	(6,777)	38,440
Accounts receivable	(130,529)	(360,840)	(177,259)
Other current assets	(23,339)	9,679	(62,297)
Inventory	(180,194)	(497,114)	(139,682)
Accounts payable	200,038	58,683	(185,485)
Customers' deposits	108,370	36,561	897,580
Taxes payable	-	(6,095)	(101,537)
Accrued liabilities	(74,099)	517,372	(29,205)

Net cash provided by operating activities	77,121	335,216	469,033

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment	(287,307)	(494,261)	(199,998)
Proceeds from property insurance	-	102,934	-
Decrease (increase) in investments	44,624	(81,410)	(201,710)
Decrease (increase) in notes receivable	48,443	(22,935)	173,336

Net cash used in investing activities	(194,240)	(495,672)	(228,372)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in line of credit	67,659	176,274	151,600
Proceeds from long-term debt	498,978	310,351	-
Payments on long-term debt	(133,617)	(75,769)	(249,520)
Payments on capital lease	(29,028)	(36,694)	(32,283)
Net change in sub-lessee deposits	4,985	(2,215)	3,158
Common stock issuance	1,010	-	-
Payment of dividends	(8,055)	(127,446)	(49,843)
Purchase of treasury stock	(17,500)	-	(1,000)

Net cash provided by (used in) financing activities	384,432	244,501	(177,888)

NET INCREASE IN CASH AND CASH EQUIVALENTS	267,313	84,045	62,773

CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR	641,697	557,652	494,879

CASH AND CASH EQUIVALENTS-END OF YEAR	$909,010	$641,697	$557,652

SUPPLEMENTAL DISCLOSURE OF CASH ACTIVITIES
Cash paid for interest	$167,907	$79,232	$116,697
Cash paid for income taxes	$46,500	$16,196	$23,441

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Common stock issuance	$1,010	$-	$-
Area developer fee financed	$-	$12,681	$-

The accompanying notes are an integral part of these statements.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Organization

Planet Beach Franchising Corporation (the Company) was initially incorporated on September 26, 1996, under the laws of the State of Louisiana. On March 25, 2008, the Company reincorporated under the laws of the State of Nevada. In conjunction with the reincorporation, authorized common stock was increased from 15 million to 100 million shares, and the par value decreased from $0.001 to $0.0001 per common share. In addition, 10 million shares of preferred stock having a par value of $0.0001 per share were authorized for issuance. Currently, the Company is engaged in the business of selling contempo spa franchises throughout the United States, Canada, and Australia. In addition, the Company sells spa equipment and products to new and existing franchisees.

During 2002, the Company established Planet Beach Real Estate, LLC (PBRE), in which the Company is the sole member. PBRE was established to facilitate leasing arrangements between property owners and franchisees. PBRE entered into leasing arrangements with property owners and subleased these locations to franchisees. The Company no longer performs this subleasing service and is currently negotiating with lease landlords and franchisee tenants, to remove the Company’s name as guarantor on all PBRE leases outstanding. PBRE has not executed a new lease since 2005.

During 2007, the Company established Planet Beach International, LLC (PBI), in which the Company is the sole member. PBI was established to recruit master franchisors in international locations under long-term contractual arrangements; whereby, the master franchisor would be given the right to sell Planet Beach Contempo Spa Franchises within the designed international region. Master franchisors would pay an initial master franchise fee upon entering the agreement. The master franchisor would also remit to the Company a percentage of the license fee, product and equipment sales, and royalties collected from the international franchise locations.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and certificates of deposit with original maturities of three months or less. Cash in banks includes restricted cash received from franchisees for the Company’s national advertising program. These funds are restricted for expenditures associated with advertising efforts that are deemed to provide benefit to all franchisees within the Planet Beach system. At December 31, 2007 and 2006 restricted funds totaled $205,363 and $296,690, respectively. The Company maintains cash balances at financial institutions that are in excess of FDIC insurance coverage limits.

Included in cash and cash equivalents at December 31, 2007 and 2006, is a certificate of deposit in the amount of $113,783 and $111,821, respectively, which has been pledged to secure a note payable to a bank. (See Note 5.)

Accounts Receivable

Accounts receivable consist primarily of amounts due for franchise royalties and product sales, which are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts. Franchise royalties outstanding include the royalty fee for the Company’s national advertising program. This royalty is currently 1% of total franchise revenue. At December 31, 2007 and 2006, these uncollected, national advertising royalties totaled $172,625 and $45,401, respectively, net of allowance for doubtful accounts of $110,457 at December 31, 2007 and 2006.

Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts and type of invoices outstanding. Accounts receivables are written off when deemed uncollectible. Recoveries of accounts receivables previously written off are recorded when received.

Inventory

The Company’s inventory consists of spa and tanning lotions, and promotional clothing, and is valued at the lower of cost or market, computed on the first-in, first-out basis.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Investments

Investments consist primarily of mutual funds held at a national brokerage firm and are classified as available-for-sale, and are carried at fair market value with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders’ equity.

Property, Plant and Equipment

The cost of property, plant and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line methods for financial reporting purposes and accelerated methods for income tax purposes.

Maintenance and repairs are charged to expenses as incurred. Betterments and renewals are capitalized and depreciated over the estimated useful life. When property, plant, and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation are relieved, and any gain or loss is included in income.

The useful lives of property, plant, and equipment for purposes of computing depreciation are:

Buildings	39 Years
Building improvements	7 – 15 Years
Tanning beds	7 Years
Computer equipment	3 – 5 Years
Furniture, fixtures, and equipment	3 – 7 Years
Software	5 Years

Notes Receivable

Notes receivable consists of area developer fees and spa purchase fees financed by the Company. The notes have interest rates ranging from non-interest bearing to 5.0 percent and will mature upon sale of related franchises, or in accordance with scheduled maturities through 2016.

Salon Lease and Sub-Lessee Deposits

Salon lease and sub-lessee deposits represent funds paid and received from property owners and franchisees to facilitate leasing arrangements, which are conducted through the Company’s solely owned subsidiary PBRE.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Customers’ Deposits

Customers’ deposits represent advances from franchisees for the purchase of spa and tanning equipment. Equipment orders are normally shipped within 2-4 weeks of receipt of funds. Advance payment is required for all equipment purchases.

National Advertising Deposits

National advertising deposits (royalties) represent the accumulated obligation for expenditures associated with advertising efforts that are deemed to provide benefit to all franchisees within the Planet Beach system. Currently, the royalty is 1% of total franchise revenue and is invoiced monthly. National advertising royalties are recognized in the consolidated statements of income to the extent expenses are incurred.

Fair Value of Financial Instruments

For purposes of financial reporting, management has determined that the fair value of financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable, accrued liabilities and notes payable, approximate the carrying value.

Revenue Recognition

The Company has entered into franchise agreements that grant franchisees the right to operate individual Planet Beach Contempo Spas in return for an initial franchise fee and ongoing development fees (royalties). In addition, the Company has entered into area developer agreements, including international master franchisor agreements, which grant area developers the right to sell individual Planet Beach Contempo Spas in designated territories.

Initial franchise fees are recognized as revenue in accordance with Statement of Financial Accounting Standards (SFAS) No. 45 Accounting for Franchise Fee Revenue (SFAS No. 45). SFAS No. 45 requires franchisors to recognize revenue from individuals and area franchise sales only when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

In accordance with SFAS No. 45, the Company recognizes initial franchise fees as revenue upon the Company’s material and substantial performance of its obligations under the Franchise Agreement, which usually occurs at signing of the agreement.

Area developer fees, which include international master franchise fees, are recognized as revenue on the cash basis until 50% of the purchase price is collected; the uncollected purchase price is recorded as deferred revenue. Once 50% of the purchase price is collected, the deferred revenue is released and the sale is recognized in full. Most of these territory agreements have promissory notes structured whereby at least 50% of the purchase price is received within 12 months of agreement execution. The remaining purchase price will normally be collected over 3-4 years amortized monthly with principle and interest payments.

All payments received for these territory agreements are non-refundable. Should the purchaser default on the agreement, including payment default, the Company anticipates that it would excuse the remaining note receivable and resell the territory. The Company estimates that this risk of default decreases substantially once 50% of the purchase price is collected. Therefore, in accordance with SFAS No. 45, the company fully recognizes area developer fees once 50% of the purchase price is collected.

The Company accrues royalties based upon the specified royalty rate, currently 6% of total franchise revenue, as defined in the respective franchise agreements. Royalties are recorded monthly as revenue when the related franchise revenue is reported to the Company. Sales of spa equipment and products are recognized as revenue when the items are shipped.

Cost of Goods Sold

The Company purchases equipment and products directly from third party vendors and/or manufacturers. The cost of goods sold includes equipment, product, and promotional clothing purchase cost. Vendors and manufactures’ rebates earned are netted with cost of goods sold.

Advertising and Marketing Costs

The Company expenses advertising and marketing costs as incurred. Advertising and marketing expense incurred by the Company during 2007, 2006 and 2005 amounted to $342,832, $306,046 and $332,001, respectively.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Operating Expenses

Operating expenses include: advertising, marketing, consulting, contract labor, depreciation, insurance, professional fees, office supplies and equipment, public relations, freight, utilities, trade show, travel-related expenses, and net PBRE rent expense. (See Note 7.)

Commissions

Commissions include one-time fees paid to external brokers and/or area representatives for leads that result in new franchise sales. In addition, commissions include recurring royalty payments to area representatives based on a percentage of sales earned by all franchise locations in their territory.

Shipping Expense

The Company provides free shipping for product orders to customers ordering minimum amounts. Shipping expense is included with operating expenses on the consolidated statement of operations and totaled $293,833, $278,284 and $145,636 for the years ended December 31, 2007, 2006 and 2005, respectively.

Income Tax

The Company accounts for income taxes under the liability method in accordance with FASB Statement No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We include any estimated interest and penalties on tax related matters in income taxes payable. Valuation allowances are established when necessary to reduce net deferred income tax assets to the amount expected to be realized. (See Note 8.)

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

On December 16, 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123(R) became effective for the Company on January 1, 2006. We have elected to adopt the requirements of SFAS No. 123(R) using the intrinsic value method of measuring share based payments allowed for nonpublic entities in certain circumstances, as further described in Note 9.

Foreign Currency Translation

The income statements of foreign operations are translated into U.S. dollars at rates of exchange in effect each month. The balance sheets have been translated using the currency exchange rate as of the end of the accounting period, and the differences from historical exchange rates are reflected in Stockholders’ Equity as part of accumulated other comprehensive income.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157), which establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principles (GAAP) and expands disclosures about fair value measurements. This statement is effective for financial assets and liabilities as well as for any assets and liabilities that are carried at fair value on a recurring basis in financial statements as of the beginning of the entity’s first fiscal year that begins after November 15, 2007. In November 2007, the FASB issued a one-year deferral for non-financial assets and liabilities to comply with SFAS No. 157 which delayed the effective date for these items until November 15, 2008. The Company is currently evaluating the impact the adoption of SFAS No. 157 will have on its consolidated financial statements.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial assets and liabilities and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company does not expect that the adoption of SFAS No. 159 will have a significant impact on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No.141(R)), which replaces SFAS No. 141, Business Combinations. SFAS No. 141(R) retains the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS No. 141(R) changes the method of applying the acquisition method in a number of significant aspects.

Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with an exception related to the accounting for valuation allowances on deferred taxes and acquired contingencies related to acquisitions completed before the effective date. SFAS No. 141(R) amends SFAS No. 109 to require adjustments, made after the effective date of this statement, to valuation allowances for acquired deferred tax assets and income tax positions to be recognized as income tax expense.

Beginning January 1, 2009, the Company will apply the provisions of SFAS No. 141(R) to its accounting for applicable business combinations. The Company is currently evaluating the impact the adoption of SFAS No. 141(R) will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement—Amendments of ARB No. 51 (SFAS No. 160). SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. The Company is currently evaluating the impact the adoption of SFAS No. 160 will have on its consolidated financial statements.

2.	Investments

Net unrealized gain (loss) on investments in the amount of ($34,068), $21,837 and $16,165 for the years ended 2007, 2006 and 2005, respectively, has been included in accumulated other comprehensive income.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

3.	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	2007	2006
Land	$210,000	$210,000
Building and building improvements	1,550,720	1,428,034
Tanning beds	384,133	384,133
Computer equipment	585,833	503,477
Furniture, fixtures and equipment	149,001	105,226
Software	357,207	318,718

	3,236,894	2,949,588
Less: accumulated depreciation	(1,167,299)	(963,348)

Property, plant and equipment, net	$2,069,595	$1,986,240

Depreciation expense associated with property, plant and equipment charged to operations during 2007, 2006 and 2005 totaled $203,951, $156,108 and $162,305, respectively. Substantially all of the Company’s building and building improvements are pledged as collateral for various loans of the Company. (See Note 5.)

4.	Line of Credit

The Company has outstanding balances on lines of credit of $243,907 and $517,874 at December 31, 2007 and 2006, respectively. At December 31, interest is paid monthly at rates ranging from 8.0% to 10.5% for 2007; 8.5% to 9.0% for 2006; and at 7.75% for 2005. In 2006, the Company obtained a portfolio credit line which is held by the Company’s investment broker. This credit line had an outstanding balance of $243,907 and $176,274 as of December 31, 2007 and 2006, respectively, and is secured by the Company’s investments which are held with the Company’s investment broker. Total amounts available on lines of credit at December 31, 2007 and 2006 were $46,649 and $1,243,900, respectively.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

5.	Long-Term Debt

The following is a summary of the Company’s long-term debt:

	2007	2006
Note Payable–Bank, payable in monthly installments of $6,837, including interest of 6.54%, through March 2027, secured by building.	$890,737	$–

Note Payable–Bank, payable in monthly installments of $9,170, including interest of 8.25%, through June 2012, with final payment estimated to be $459,755 on July 19, 2012, secured by accounts receivable and inventory.	727,030	–

Note Payable–SBA, payable in monthly installments ranging from $5,553 through $4,754, including interest of 5.79%, through June 2027, secured by building and building improvements.	623,771	–

Note Payable – Bank, payable April 8, 2007 including interest at the Wall Street Journal prime rate (8.25% as of December 31, 2006), secured by building.	–	1,449,774

Note Payable – Bank, payable in monthly installments of $771 including interest of 5.80%, through December 2008, secured by equipment.	11,859	19,950

Note Payable – Bank, payable in monthly installments of $2,383, including interest of 3.88% through January 2010, secured by certificate of deposit of the Company.	64,177	88,863

Note Payable – Individual, non-interest bearing, and payable in monthly installments of $4,000 through, June 2009, secured by stock of the Company.	71,583	123,583

	2,389,157	1,682,170
Less: current portion	177,287	619,593

Total	$2,211,870	$1,062,577

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

5.	Long-Term Debt (continued)

The note payable in the amount of $1,449,774 at December 31, 2006 as listed above was partially refinanced on March 9, 2007 for the amount of $907,141. This borrowing bears interest at a fixed rate of 6.54% through maturity at March 2027, and is secured by building and building improvements.

The note’s remaining balance was refinanced on May 3, 2007 for the amount of $638,000. This borrowing was funded through the Small Business Administration (SBA) and bears interest at a fixed rate of 5.79% through maturity at June 2027 and is secured by building and building improvements.

On July 19, 2007, the Company secured a promissory note in the amount of $747,314 to pay down existing balances on lines of credit. The promissory note bears interest at a fixed rate of 8.25% through maturity at July 19, 2012, when an estimated balloon payment of $459,755 will be due. The note is secured by accounts receivable and inventory.

The following is a summary of principal maturities of long-term debt for each of the next five years and thereafter:

2008	$177,287
2009	155,094
2010	119,949
2011	117,466
2012	545,105
Thereafter	1,274,256

$2,389,157

Interest expense charged to operations during 2007, 2006, and 2005 amounted to $174,204, $85,468 and $120,209, respectively.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

6.	Capital Leases

During 2004 and 2005, the Company purchased an accounting software package under two capital leases totaling $103,131. The software cost of $84,947 is included in property, plant and equipment in the accompanying consolidated balance sheets as of December 31, 2007 and 2006, and the related training costs of $18,184 were expensed during the 2005 fiscal year. Depreciation expense for the software associated with these capital leases is included in operating expenses on the consolidated statements of operations. During 2007, the outstanding balance on these capital leases was paid in full.

7.	Leases with Franchises

During 2002, the Company, through its subsidiary PBRE, entered into lease agreements for franchise locations under noncancelable operating leases and subleased these locations, on terms similar to the primary operating lease, to franchisees. Rent expense paid by the Company associated with these leases amounted to $330,052, $390,090, and $392,342 for 2007, 2006 and 2005, respectively. Rent income (recovery) recorded by the Company associated with these subleases amounted to $114,526, $173,879 and $272,260 for 2007, 2006 and 2005, respectively. Net rent expense is recorded in operating expenses in the consolidated statements of operations.

At December 31, 2007, the Company is paying rent on six leases and recovering rent payments from three franchisees; the other three locations are currently unoccupied. The lease period for these six leases will all expire during the period May 2008 through April 2009. For fiscal years 2008 and 2009, the company would pay approximately $169,000 and $18,000, respectively, in rent expense for these six leases, if the Company continues to pay rent through the lease expiration of all these leases. The rental recovery would be $52,779 and $7,660, for fiscal years 2008 and 2009, respectively, in this scenario.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

7.	Leases with Franchises (continued)

In total including the six leases the Company is currently paying rent, the Company is guarantor on approximately 56 leases. Should any of these franchisees default on their subleases, the Company would be responsible for making rent payments as guarantor. The Company’s maximum theoretical future exposure at December 31, 2007, computed as the sum of all remaining lease payments through the expiration dates of the respective leases, was $1,267,000, as follows:

2008	$814,000
2009	163,000
2010	110,000
2011	87,000
2012	87,000
Thereafter	6,000

Total	$1,267,000

This amount does not take into consideration any rent recovery from franchisees or other mitigating measures that the Company could take to reduce this exposure in the event of default, including re-leasing the locations or negotiating lump sum payments with landlords to terminate leases.

8.	Income Taxes

Significant components of the Company's deferred income tax liabilities and assets as of December 31 are as follows:

	2007	2006
Deferred income tax liabilities:
Accelerated depreciation	$178,182	$99,411
Accrued related party wages	3,543	3,543
Total deferred income tax liabilities	181,725	102,954

Deferred income tax assets:
Bad debt allowance	164,218	56,416
Employee tax credits carryforward	41,887	41,887
Net operating loss carryforward	111,242	–
Total deferred income tax assets	317,347	98,303

Valuation allowance	(135,622)	–

Net deferred income tax liabilities, net	$–	$4,651

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

8.	Income Taxes (continued)

Significant components of the provision for income taxes for the year ended December 31 are as follows:

	2007	2006	2005

Current tax expense (benefit)	$–	$10,992	$(61,792)
Deferred tax expense (benefit)	(4,651)	70,624	(71,017)

	$(4,651)	$81,616	$(132,809)

The reconciliation of income taxes computed at the federal statutory tax rate to income tax provision (benefit) for the year ended December 31 is as follows:

	2007	2006	2005

Tax at federal statutory rate	$(107,215)	$68,723	$(55,740)
Non-deductible expenses	10,164	3,797	5,178
State income taxes and credits	(14,190)	9,096	(7,377)
Valuation allowance	106,590	–	–
Use of tax credit carryback	–	–	(74,870)

	$(4,651)	$81,616	$(132,809)

For tax reporting purposes, the Company had operating loss carryforwards of $285,234 and $0 at December 31, 2007 and 2006. If not utilized, the full amount of such carryforwards would expire in 2027. The Company has available for tax reporting purposes $41,887 in employee tax credits that will begin to expire in 2025.

9.	Stock Option Plan

On July 1, 2005, the Company adopted the Planet Beach Franchise Corporation 2005 Incentive Stock Plan (the “Plan”) that provides for the granting of stock options to its directors, officers, employees, and consultants. Stock options granted to date have an exercise price at or above the value of the common stock on the date of grant; those option awards generally vest ratably over a term ranging from four to five years of continuous service and have up to 10-year contractual terms.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

9.	Stock Option Plan (continued)

There is no active external or internal market for the Company’s common shares, nor is the Company in an industry grouping for which an historical volatility factor based on industry sector indices would be appropriate for measuring the fair value of the Company’s share price. Accordingly, management determined that it was not reasonably possible to estimate the expected volatility of the Company’s share price and therefore was unable to reasonably estimate the fair value of options granted. In such circumstances, under the provisions of SFAS 123(R), related grants are accounted for based on the intrinsic value of the instrument at the grant date, remeasured at each reporting date through the date of exercise or other settlement. Intrinsic value is the amount by which the fair value of the stock underlying the option exceeds the option price at date of grant. Compensation cost for each period until settlement is based on the change in the intrinsic value of the instrument in each reporting period, prorated for the percentage of vesting based on the requisite service that has been rendered to date.

All stock options granted to date through December 31, 2007 were granted at $1.00 per share. Because stock options granted to date as of December 31, 2007 were granted at or above fair value, they have no intrinsic value; accordingly to date, no compensation expense was recognized related to the Company’s stock options.

A summary of the Company’s option activity under the plan for the years ended December 31, 2007 is as follows:

		Weighted
		Average
		Remaining
		Contractual
	Shares	Term (in years)

Outstanding at January 1, 2007	291,033
Granted	316,000
Exercised	-
Forfeited	(68,000)
Outstanding at December 31, 2007	539,033	8.2

Exercisable at December 31, 2007	184,283	6.6

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

9.	Stock Option Plan (continued)

The following summarizes the status of the Company’s nonvested shares as of December 31, 2007, and changes during the year ended December 31, 2007:

Shares
Nonvested at January 1, 2007	178,625
Granted	316,000
Vested	(71,875)
Forfeited	(68,000)
Nonvested at December 31, 2007	354,750

10.	Employee Benefit Plan

The Company has a defined contribution employee benefit plan (Plan). The Plan is available to employees who have completed at least three months of service and are at least 18 years old. The Company will contribute 25% of each dollar contributed up to 4% of the employee’s annual salary. The employer’s contribution vests 100% after five years. Expense incurred by the Company during 2007, 2006 and 2005 associated with the Plan totaled $38,882, $33,215 and $25,769, respectively.

11.	Related Party Transactions

The majority stockholder of the Company also has interest in one contempo spa, which does not pay royalties to the Company. Under the terms of the franchise agreement in effect during 1996, the period in which this franchise opened, royalties paid to the Company were fixed at $250 per month for the duration of the agreement. Therefore, the amount of royalties that would have been paid by this location to the Company during 2007, 2006 and 2005 was $3,000 annually.

At December 31, 2007 and 2006, the amount due to the Company from the contempo spa owned by or associated with the majority stockholder of the Company was $17,187 and $28,771, respectively. The balance is included in accounts receivable in the accompanying consolidated balance sheets.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

12.	Commitments and Contingencies

During 2002, the Company entered into a product purchase agreement (Purchase Agreement) with its primary vendor (Vendor) for tanning beds and supplies whereby the Company agreed to purchase exclusively from the Vendor all tanning equipment and all lamps, parts, accessories, lotions, skin and hair care products, cleaning equipment and other tanning related products used or sold in salons owned, operated, or franchised by the Company. In addition, the Company agreed to designate in existing and future franchise agreements the Vendor as the exclusive supplier of equipment and supplies to the Company. This Purchase Agreement is in effect through 2017. Due to this arrangement, the Company purchased approximately 54% of its spa equipment and products from this Vendor in 2007.

In exchange for this exclusive arrangement, as amended November 1, 2007, the Company is eligible to participate in the Vendor’s pricing program whereby the Company will receive an 8% rebate on purchase of lotions, accessories, and lamps for achieving a 10% increase in purchases from the Vendor each promotional year versus the prior promotional year. This product rebate program is in effect through year 2017.

In addition, the Company receives a $100 per tanning bed volume rebate for all tanning beds purchased during the promotional year provided a minimum of 400 beds are purchased. Should the Company exceed their projected bed unit purchases, as outlined by the Vendor, the per-unit rebate would be increased to $150 per tanning bed. This equipment rebate program is in effect through year 2014.

Rebates are normally applied to outstanding invoices with the Vendor and are included with the cost of goods sold on the consolidated statements of operations.

At December 31, 2007 and 2006, the Company was party to various lawsuits filed by current and former franchisees. Outside counsel for the Company is not able to determine the probable outcome of these cases. The Company believes the suits are without merit and is vigorously defending its position. Accordingly, no amounts are recorded in the consolidated statements of operations in connection with these lawsuits.

PLANET BEACH FRANCHISING CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements

13.	Subsequent Events

During the first quarter of 2008, an agreement was reached between the Company and its primary equipment and supplies vendor to convert $750,000 of outstanding accounts payable to a four-year note payable, with an interest rate of 7.0%, payable in monthly installments of $17,960.

At December 31, 2007, accounts payable includes a balance outstanding to this vendor for approximately $1,340,000. The note was executed on April 21, 2008 and is secured with common stock owned by the majority stockholder.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 24. Indemnification of Directors and Officers

Our bylaws provide for the indemnification of our present and prior directors and officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any actions, suits or proceedings in which they, or any of them, are made parties, or a party, by reason of being or having been director(s) or officer(s) of us or of such other corporation, in the absence of negligence or misconduct in the performance of their duties. This indemnification policy could result in substantial expenditure by us, which we may be unable to recoup.

Insofar as indemnification by us for liabilities arising under the Securities Exchange Act of 1934 may be permitted to our directors, officers and controlling persons pursuant to provisions of the Articles of Incorporation and Bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee, are estimates. We will pay all these expenses.

	Amount to Be Paid
SEC Registration Fee	$118
Printing Fees and Expenses	$1,000	*
Legal Fees and Expenses	$155,000	*
Accounting Fees and Expenses	$8,000	*
Blue Sky Fees and Expenses	$5,000	*
Transfer Agent and Registrar Fees	$1,000	*
Miscellaneous	$2,000	*
Total	$172,118	*
*Estimated amount

Item 26. Recent Sales of Unregistered Securities

On September 15, 2008, we issued to Planet Beach Brands 5,626,604 shares of our Series A Preferred Stock in exchange for a license of all of the material trademarks that we need to operate our business. We issued these shares pursuant to an Amended and Restated Trademark and System License Agreement, or License Agreement, with Planet Beach Brands. The issuance of our shares to Planet Beach Brands was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

On September 15, 2008, we issued to Richard Juka, our senior vice president and chief operating officer, 1,354,106 shares of our Series A Preferred Stock in exchange for personally guaranteeing numerous contractual obligations for the company during the past 12 years of operations and forward, if necessary. In instances described above where we issued securities in reliance upon Regulation D, we relied upon Rule 506 of Regulation D of the Securities Act. These stockholders who received the securities in such instances made representations that (a) the stockholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the stockholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the stockholder has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) the stockholder had access to all of our documents, records and books pertaining to the investment and was provided the opportunity to ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the stockholder has no need for the liquidity in its investment in us and could afford the complete loss of such investment. Management made the determination that the investors in instances where we relied on Regulation D are Accredited Investors (as defined in Regulation D) based upon management’s inquiry into their sophistication and net worth. In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

Item 27. Exhibits.

Exhibit		Filed	To be Filed
Index	Description of Document	Herewith	by Amendment	Incorporated by Reference To:

3.1	Articles of Incorporation	X
3.2	Bylaws	X
4.1	Certificate of Designations of Series A Preferred Stock	X
5	Opinion of Thelen LLP	X
10.1	United Kingdom Master Franchisee Agreements dated February 29, 2008 among Planet Beach International LLC and Spatacular Ltd.	X
10.2	Ireland and Northern Ireland Master Franchise Agreements dated April 19, 2008 among Planet Beach International LLC and Contempo Day Spa Ireland Ltd.	X
10.3	South Africa Master Franchise Agreements dated August 12, 2008 among Planet Beach International LLC and Spa Cents CC.	X
10.4	Ontario, Canada Master Franchisee Agreements dated February 22, 2008 among Planet Beach International LLC and Elocin Attam Franchising Inc.	X
10.5	Alberta, Canada Master Franchisee Agreements dated November 27, 2005 among Planet Beach Franchising Corporation and 1157854 Alberta Limited.	X
10.6	Amendment No. 1 to Alberta, Canada Master Franchisee Agreements dated June 18, 2008 among Planet Beach Franchising Corporation and 1157854 Alberta Limited.	X
10.7	San Diego, California Territory Agreements dated June 29, 2008 among Planet Beach Franchising Corporation and Laura Beth Paine and Jefferson Burkhalter.	X
10.8	Miami, Florida Territory Agreements, dated, June 18, 2008 among Planet Beach Franchising Corporation and Michael Boyer.	X
10.9	Amended and Restated Trademark License Agreements, dated September 15, 2008 between Planet Beach Franchising Corporation and Planet Beach Brands, LLC	X
10.10	ETS Salon Financing Agreements, dated January 11, 2000, among Planet Beach Franchising Corporation and ETS Inc.	X
10.11	Amendment No. 1 to ETS Salon Financing Agreement, dated October 2, 2002 among Planet Beach Franchising Corporation and ETS, Inc..	X
10.12	Form of Area Representative Agreement	X
10.13	Form of Franchise Agreement	X
10.14	Form of Multi-Unit Option Agreement	X
10.15	Form of Subscription Agreement	X
21.1	List of Subsidiaries	X
23.1	Consent of Thelen LLP			Exhibit 5 filed herewith
23.2	Consent of Postlethwaite & Netterville, APAC	X

Item 28. Undertakings

The undersigned registrant hereby undertakes to:

File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(a) Include any prospectus required by Section 10(a)(3) of the Securities Act, and

(b) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and

(c) Include any additional or changed material information on the plan of distribution.

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

For determining liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 16th day of October 2008.

PLANET BEACH FRANCHISING CORPORATION

By:	/s/ Stephen P. Smith
Stephen P. Smith Chief Executive Officer (Principal Executive Officer)

By:	/s/ Craig M. Berner
Craig M. Berner Chief Financial Officer (Principal Accounting Officer)

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Stephen P. Smith and Craig M. Berner, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title
/s/ Stephen P. Smith	Chief Executive Officer (Principal Executive
Stephen P. Smith	Officer), President and Director

/s/ Richard L. Juka	Director, Senior Vice President and Chief Operating
Richard L. Juka	Officer

/s/ Nancy M. Price
Nancy M. Price	Director, Senior Vice President of Sales

EXHIBIT INDEX

Exhibit		Filed	To be Filed
Index	Description of Document	Herewith	by Amendment	Incorporated by Reference To:

3.1	Articles of Incorporation	X
3.2	Bylaws	X
4.1	Certificate of Designations of Series A Preferred Stock	X
5	Opinion of Thelen LLP	X
10.1	United Kingdom Master Franchisee Agreements dated February 29, 2008 among Planet Beach International LLC and Spatacular Ltd.	X
10.2	Ireland and Northern Ireland Master Franchise Agreements dated April 19, 2008 among Planet Beach International LLC and Contempo Day Spa Ireland Ltd.	X
10.3	South Africa Master Franchise Agreements dated August 12, 2008 among Planet Beach International LLC and Spa Cents CC.	X
10.4	Ontario, Canada Master Franchisee Agreements dated February 22, 2008 among Planet Beach International LLC and Elocin Attam Franchising Inc.	X
10.5	Alberta, Canada Master Franchisee Agreements dated November 27, 2005 among Planet Beach Franchising Corporation and 1157854 Alberta Limited.	X
10.6	Amendment No. 1 to Alberta, Canada Master Franchisee Agreements dated June 18, 2008 among Planet Beach Franchising Corporation and 1157854 Alberta Limited.	X
10.7	San Diego, California Territory Agreements dated June 29, 2008 among Planet Beach Franchising Corporation and Laura Beth Paine and Jefferson Burkhalter.	X
10.8	Miami, Florida Territory Agreements, dated, June 18, 2008 among Planet Beach Franchising Corporation and Michael Boyer.	X
10.9	Amended and Restated Trademark License Agreements, dated September 15, 2008 between Planet Beach Franchising Corporation and Planet Beach Brands, LLC	X
10.10	ETS Salon Financing Agreements, dated January 11, 2000, among Planet Beach Franchising Corporation and ETS Inc.	X
10.11	Amendment No. 1 to ETS Salon Financing Agreement, dated October 2, 2002 among Planet Beach Franchising Corporation and ETS, Inc..	X
10.12	Form of Area Representative Agreement	X
10.13	Form of Franchise Agreement	X
10.14	Form of Multi-Unit Option Agreement	X
10.15	Form of Subscription Agreement	X
21.1	List of Subsidiaries	X
23.1	Consent of Thelen LLP			Exhibit 5 filed herewith
23.2	Consent of Postlethwaite & Netterville, APAC	X